Exhibit 2.1

CONFIDENTIAL TREATMENT REQUESTED: CERTAIN PORTIONS OF THIS EXHIBIT (INDICATED BY [***]) HAVE BEEN EXCLUDED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K BECAUSE THEY ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE COMPANY TREATS AS PRIVATE AND CONFIDENTIAL.

ASSET PURCHASE AGREEMENT
by and between
MacroGenics, Inc.
and
Bora Pharmaceuticals Co., Ltd. and Bora Biologics USA, LLC

Dated as of May 11, 2026

Table of Contents
Clause    Page
1.1    Definitions    1
1.2    Other Definitional Provisions    14
2.    Purchase and Sale    15
2.1    Purchase and Sale of Assets    15
2.2    Consents    17
2.3    Excluded Assets    18
2.4    Assumption of Certain Obligations    20
2.5    Excluded Liabilities    20
2.6    Purchase Price    21
2.7    Purchase Price Adjustment    21
2.8    Contingent Consideration    23
2.9    Allocation of the Purchase Price    25
2.10    Transfer Taxes    26
2.11    Other Closing Costs    26
3.    Closing    26
3.1    Closing    26
3.2    Closing Deliveries    27
4.    Conditions to Closing    27
4.1    Conditions to the Obligations of Purchaser and Seller    27
4.2    Conditions to the Obligations of Purchaser    28
4.3    Conditions to the Obligations of Seller    28
5.    Representations and Warranties of Seller    29
5.1    Organization    29
5.2    Authority; Binding Effect    29
5.3    Non-Contravention    29
5.4    Financial Statements; Undisclosed Liabilities; Indebtedness    30
5.5    Inventory    31
5.6    Taxes    31
5.7    Absence of Changes    32
5.8    No Litigation    32
5.9    Compliance with Laws    33
5.10    Governmental Authorizations    34
5.11    Material Contracts    35
5.12    Customers and Suppliers    37
5.13    Intellectual Property    37
5.14    Title    40
5.15    Assets Used in the CDMO Operations    40
5.16    Environmental Matters    40

5.17    Benefit Plans    40
5.18    Employee and Labor Matters    41
5.19    Real Estate    44
5.20    Data Privacy and Security    45
5.21    Brokers    45
5.22    Bulk Transfer Laws    45
5.23    Facility Books, Documents and Records    45
5.24    Insurance    45
5.25    Transactions with Affiliates    45
6.    Representations and Warranties of Purchaser    46
6.1    Organization    46
6.2    Authority; Binding Effect    46
6.3    Non-Contravention    46
6.4    No Litigation    47
6.5    Financial Capability    47
6.6    Brokers    47
7.    Covenants    47
7.1    Information and Documents; Notification of Certain Matters    47
7.2    Conduct of CDMO Operations    48
7.3    Consents and Regulatory Filings    50
7.4    Employees and Employee Benefits    51
7.5    Bulk Transfer Laws    53
7.6    Litigation Support    53
7.7    Wrong-Pocket    54
7.8    Payments To or From Third Parties    54
7.9    Excluded Records    54
7.10    Insurance    54
7.11    Tax Matters    55
7.12    Assistance with Financial Reporting    56
7.13    Shared Contracts    56
7.14    Legacy Contracts    57
7.15    Use of Trademarks    58
7.16    Representations and Warranties Insurance    58
7.17    Intracompany Balances Cancelled    59
7.18    Sublease Matters    59
7.19    Specified Repairs    59
8.    Termination    59
8.1    Termination    59
8.2    Effect of Termination    60
9.    Miscellaneous    61
9.1    Survival; Certain Waivers; Mutual Indemnification    61
2

9.2    Notices    65
9.3    Amendment; Waiver    66
9.4    Assignment    66
9.5    Access to Records After Closing    66
9.6    Confidential Information    67
9.7    Entire Agreement    67
9.8    Fulfillment of Obligations    67
9.9    Parties in Interest    67
9.10    Public Disclosure    67
9.11    Expenses    67
9.12    Interpretation; Disclosure Letter    67
9.13    Governing Law; Jurisdiction; No Jury Trial    68
9.14    Disclaimer of Warranties    68
9.15    Specific Performance    69
9.16    Non-Recourse    69
9.17    Counterparts; Exchange by Electronic Transmission    70
9.18    Severability    70

EXHIBITS
Exhibit A        Accounting Principles
Exhibit B        Form of Assignment Agreement and Bill of Sale
Exhibit C        Form of Manufacturing and Supply Agreement
Exhibit D        Form of Transition Services Agreement
Exhibit E        Form of Assignment and Assumption of Lease
Exhibit F        Form of Sublease
DISCLOSURE LETTER
SCHEDULES
Schedule 1.1(a)        Facility Contractors
Schedule 1.1(b)        Facility Employees
Schedule 1.1(c)        Leased Real Property
Schedule 1.1(d)     Permitted Liens
Schedule 1.1(e)         Shared Services
Schedule 2.1(c)        Tangible Personal Property
Schedule 2.1(e)        Assumed Contracts
Schedule 2.1(f)        Transferred Governmental Authorizations
Schedule 2.1(h)        Transferred Business Systems
Schedule 2.3(c)        Excluded Equipment
Schedule 2.3(g)        Shared Contracts (Non-Transferred)
Schedule 2.8        Contingent Consideration
Schedule 2.9        Allocation of Purchase Price and Assumed Liabilities
Schedule 4.1(b)        Specified Governmental Authorizations
Schedule 5.4(e)        Quarterly NWC Calculations
Schedule 7.2        Conduct of CDMO Operations
Schedule 7.4(g)        WARN Act
Schedule 7.14        Legacy Contracts
Schedule 8.1(f)        Termination
3

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”) is made and entered into as of the 11th day of May, 2026, by and among (i) MacroGenics, Inc., a Delaware corporation (“Seller”), and (ii) Bora Pharmaceuticals Co., Ltd., a Taiwan corporation (“Parent”) and Bora Biologics USA, LLC, a Delaware limited liability company (“Bora Biologics”) (collectively, the entities in clause (ii) are referred to as “Purchaser”). Seller and Purchaser are each individually referred to herein as a “Party” and collectively, as the “Parties”. Parent and Bora Biologics shall be jointly and severally liable for each other and each obligation of Purchaser under this Agreement.
Recitals
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Assets, and Purchaser desires to assume the Assumed Liabilities, all on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the Parties hereby agree as follows:
1.Definitions and Terms
1.1Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:
“Accounting Principles” shall mean the policies, practices and procedures set forth on Exhibit A.
“Accounts Payable” shall mean all accounts payable and all other accrued Liabilities of Seller or any of its Affiliates (other than any Intracompany Balances or those pursuant to, under, arising out of, or relating to any Benefit Plan), in each case, which is solely arising out of or relating to the CDMO Operations and, in each case, determined in accordance with the Accounting Principles.
“Accounts Receivable” shall mean all accounts receivable, accrued revenue, notes receivable, and other indebtedness due and owed by any Person to Seller or any of its Affiliates (other than any Intracompany Balances), in each case which is solely arising out of or relating to the CDMO Operations and, in each case, determined in accordance with the Accounting Principles.
“Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, proceeding, indictment, mediation, arbitration, charge, citation, demand, hearing, qui tam action, subpoena, summons, or other similar dispute, whether public or private, commenced, brought, conducted or heard by or before, any court, Governmental Authority (including a Governmental Order), arbitrator or arbitration tribunal, in each case, with competent jurisdiction.
“Adjustment Amount” shall mean an amount, which may be expressed as a positive or negative number, equal to (i) the Closing Net Working Capital Amount minus (ii) the Target Net Working Capital Amount, minus (iii) the Closing Assumed Indebtedness Amount.
“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person; provided that Tanvex BioPharma, Inc. and its Affiliates shall be deemed to be Affiliates of Purchaser and its Affiliates. For purposes of this definition and this Agreement, the term “control” (and correlative terms) shall mean the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.
“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.9(a).
“Ancillary Agreements” shall mean, collectively, the Bill of Sale, the Assignment and Assumption, the Manufacturing and Supply Agreement, the Transition Services Agreement, the Sublease and any other agreements and instruments executed and delivered in connection with the Transactions.
“Anti-Corruption Laws” shall have the meaning set forth in Section 5.9(g).
“Assumed Contracts” shall have the meaning set forth in Section 2.1(e). For clarity, Assumed Contracts shall include all Transferred Shared Contracts.
“Assumed Indebtedness” shall have the meaning set forth in Section 2.4(c).
“Assumed Liabilities” shall have the meaning set forth in Section 2.4.
“Base Purchase Price” shall mean an amount equal to $122,500,000.
“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or would reasonably be expected to form the basis for a specific and reasonably foreseeable consequence.
“Benefit Plan” shall mean each (a) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (b) any other equity or equity-based compensation, phantom equity, severance, salary continuation, change of control, retention, bonus, incentive, commission, deferred compensation, profit sharing, employment agreement, executive compensation, retirement, health, welfare, cafeteria, fringe, or vacation or paid-time off or similar compensation or any similar benefit plan, program, policy, fund, agreement or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar arrangement, in each case that Seller or any of its Affiliates sponsors, maintains, contributes to, or has any obligation to contribute to, in each case to the extent such plan or arrangement provides benefits to or otherwise covers any Facility Employee or Facility Contractor (excluding any statutory benefits, such as social security and any governmental plan within the meaning of Section 3(32) of ERISA).
“Bill of Sale” shall mean the Bill of Sale, Assignment and Assumption Agreement in the form of Exhibit B.
“Business Day” shall mean any day other than: (a) a Saturday, Sunday or federal holiday in the United States or Taiwan; or (b) a day on which commercial banks in New York, New York, Taipei, Taiwan, or Rockville, Maryland are authorized or required to be closed pursuant to applicable Law.
“Business Systems” shall have the meaning set forth in Section 5.13(l).
“Card Key System” shall have the meaning set forth in Section 5.19(g).
“Cash and Investments” shall mean cash, checks, money orders, marketable securities, short-term instruments, and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority or any agency or instrumentality thereof. For clarity, Cash and Investments shall exclude security deposits held by third parties relating to the Leased Real Property, other Purchased Assets or any Assumed Liabilities.
“CDMO Operations” shall mean the provision of manufacturing, testing, storage, development and other services by the contract development and manufacturing organization business as conducted by Seller and its Affiliates for the benefit of (i) third party customers as of the date hereof, and (ii) Seller and its Affiliates in their capacity as customers of the CDMO Operations as conducted by Seller and its Affiliates on the date hereof, in each case excluding the Research Operations.
“CDMO Operations Financial Statements” shall mean (i) the audited consolidated financial statements of Seller and its subsidiaries comprised of the consolidated balance sheet for the year ended December 31, 2025, and the related consolidated statement of operations and comprehensive loss for the year ended December 31, 2025 and (ii) the unaudited interim consolidated financial statements of Seller and its subsidiaries for the quarter ended March 31, 2026 comprised of the consolidated balance sheets at March 31, 2026 and the related consolidated statements of operations and comprehensive loss for three months ended March 31, 2026 (the “Interim Financial Statements”), in each case of clause (i) and (ii), solely with respect to information contained in such financial statement to the extent relating to the CDMO Operations, (iii) the Representative Balance Sheet contained in the Data Room as index # 1.2.12.1, and (iv) the FDD Databook Roll Forward contained in the Data Room as index # 1.2.1.3.
“CDMO Permits” shall have the meaning set forth in Section 5.10.
“Claims Notice” shall have the meaning set forth in Section 9.1(g).
“Closing” shall mean the consummation of the Transactions pursuant to the terms of this Agreement.
“Closing Date” shall have the meaning set forth in Section 3.1.
“Closing Assumed Indebtedness Amount” shall have the meaning set forth in Section 2.7(b).
“Closing Net Working Capital Amount” shall have the meaning set forth in Section 2.7(b).
“Closing Statement” shall have the meaning set forth in Section 2.7(b).
“Code” shall mean the Internal Revenue Code of 1986.
“Confidential Information” means (A) prior to the Closing, all Proprietary Information (as defined in the Confidentiality Agreement) and (B) from and after the Closing, (i) with respect to Seller, all non-public, proprietary or confidential information relating to the Excluded Assets, the Excluded Liabilities or the business or operations of Seller or its Affiliates (other than the CDMO Operations) and (ii) with respect to Purchaser, all non-public, proprietary or confidential information relating to the Purchased Assets, the Assumed Liabilities or the CDMO Operations (excluding any information related to the Excluded Assets or Excluded Liabilities), in each case (i) and (ii), which it shall have obtained regarding the other Party. Notwithstanding the foregoing, Confidential Information shall not include: (a) information that, at the time of disclosure, is available publicly and was not disclosed in breach of any obligation (contractual or legal) to keep such information confidential; (b) information obtained after the date of this Agreement, on a non-confidential basis from a third party and who (to the recipient’s knowledge after reasonable inquiry) was not bound by any obligation (contractual or legal) of confidentiality with respect to such information; or (c) information shown by contemporaneous record to have been independently developed without use of or reference to other Confidential Information.
“Confidentiality Agreement” shall mean that certain confidentiality agreement dated on or about November 11, 2025, by and between Seller and an Affiliate of Purchaser.
“Contingent Consideration” shall mean the resulting amount calculated in accordance with Section 2.8.

“Contract” shall mean any written agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written obligation (other than any Benefit Plan).
“Copyrights” shall mean copyrights whether in published or unpublished works, original works of authorship, whether or not copyrightable, database rights, rights in data collections, mask work rights, rights in Software, website content and moral rights in any of the foregoing, and all registrations, applications for registration for any of the foregoing and any renewals or extensions thereof, together with all translations, adaptations, modifications, derivations, combinations and derivative works thereof.
“Customer Product” shall have the meaning set forth in the definition of “Products”.
“Data Room” shall mean the virtual data room hosted on behalf of Seller by Intralinks in the online workspace captioned “Project Orion” in connection with the Transactions.
“Disclosure Letter” shall mean the Disclosure Letter with numbered sections corresponding to sections of this Agreement delivered to Purchaser on behalf of Seller on the date hereof, which shall be subject to Section 9.12.
“Disputed Items” shall have the meaning set forth in Section 2.7(e).
“Effect” shall have the meaning set forth in the definition of “Material Adverse Effect”.
“Enforceability Exceptions” shall have the meaning set forth in Section 5.2(b).
“Environmental Law” shall mean any Law relating to pollution or the protection of the environment or the use, management, storage, treatment, generation, transportation, handling, Release or disposal of Hazardous Materials.
“Environmental Liabilities” shall mean all Liabilities and Losses arising under Environmental Laws, including Liabilities and Losses to the extent arising out of or resulting from (a) any non-compliance with, or violation of, any Environmental Law, (b) failure to obtain or comply with any required Environmental Permit, (c) any Release or threatened Release (including any remediation, cleanup, investigation, corrective action, reporting or monitoring) of Hazardous Materials, (d) any exposure to Hazardous Materials or (e) any disposal, transportation or arrangement for transportation of any Hazardous Material sent to any third party property.
“Environmental Permit” shall mean a permit, license, certificate, approval or authorization issued by a Governmental Authority pursuant to an Environmental Law.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or (b)(1) of ERISA that includes Seller.
“Estimated Adjustment Amount” shall mean an amount, which may be expressed as a positive or negative number, equal to (i) the Estimated Net Working Capital Amount minus (ii) the Target Net Working Capital Amount, minus (iii) the Estimated Assumed Indebtedness Amount.
“Estimated Closing Statement” shall have the meaning set forth in Section 2.7(a).
“Estimated Assumed Indebtedness Amount” shall have the meaning set forth in Section 2.7(a).

“Estimated Net Working Capital Amount” shall have the meaning set forth in Section 2.7(a).
“Estimated Purchase Price” shall mean an amount equal to (a) the Base Purchase Price plus (b) the Estimated Adjustment Amount.
“Excluded Assets” shall have the meaning set forth in Section 2.3.
“Excluded Business Systems” shall have the meaning set forth in Section 2.3(n).
“Excluded Contracts” shall have the meaning set forth in Section 2.3(f).
“Excluded Equipment” shall have the meaning set forth in Section 2.3(c).
“Excluded Intellectual Property” shall have the meaning set forth in Section 2.3(m).
“Excluded Liabilities” shall have the meaning set forth in Section 2.5.
“Excluded Records” shall have the meaning set forth in Section 2.3(i).
“Excluded Taxes” means, without duplication, any (i) Taxes of Seller for any taxable period, (ii) Taxes (including, for the avoidance of doubt, Property Taxes) arising from or relating to the Facility, Purchased Assets or CDMO Operations for any Pre-Closing Tax Period (as determined for any Straddle Period in accordance with Sections 7.11(e) and 7.11(f)), (iii) Taxes relating to the Excluded Assets and Excluded Liabilities for any taxable period, (iv) Taxes arising as a result of the transactions contemplated by this Agreement (other than Transfer Taxes), (v) Taxes for any Pre-Closing Tax Period imposed on Purchaser (or any of its Affiliates) as a transferee of or a successor to the Purchased Assets, or (vi) all Transfer Taxes allocable to Seller pursuant to Section 2.10 (if any).
“Facility” shall mean, individually and collectively, the buildings and improvements located on the Leased Real Property that Seller is entitled to occupy pursuant to the terms of the Real Property Leases.
“Facility Books, Documents and Records” shall have the meaning set forth in Section 2.1(j).
“Facility Contractors” shall mean the independent contractors, staffing agencies or other service providers set forth on Schedule 1.1(a) engaged by or on behalf of Seller or its Affiliates to provide services exclusively in connection with the CDMO Operations (including temporary employees hired through a staffing agency), as updated by Seller for Facility Contractors who (i) terminate their engagement during the Interim Period or (ii) are engaged by Seller without any violation by Seller of Section 7.2(a). Seller shall provide an update to Schedule 1.1(a) no earlier than twenty and no later than twelve days prior to the expected Closing Date, and shall subsequently provide a final Schedule 1.1(a) to Purchaser on or prior to the date that is three Business Days prior to the Closing Date.
“Facility Employees” shall mean the employees of Seller or its Affiliates listed on Schedule 1.1(b), as updated by Seller from time to time prior to the Closing Date for Facility Employees who terminate their employment during the Interim Period. Seller shall provide an update to Schedule 1.1(b) no earlier than twenty and no later than twelve days prior to the expected Closing date, and shall subsequently provide a final Schedule 1.1(b) to Purchaser with all such applicable updates on or prior to the date that is three Business Days prior to the Closing Date.
“Facility Freezers” shall have the meaning set forth in Section 5.19(f).
“Facility Personal Property” shall have the meaning set forth in Section 2.1(c).

“FDA” means the U.S. Food and Drug Administration, including any successor agency thereto.
“Final Adjustment Amount” shall have the meaning set forth in Section 2.7(g).
“Final Allocation” shall have the meaning set forth in Section 2.9(b).
“Fraud” means, with respect to a Party, common law fraud under the Laws of the State of Delaware with respect to any representations and warranties expressly made by such Party in Article 5 or Article 6, as applicable; provided, however, that, notwithstanding anything herein to the contrary, “Fraud” shall not include any claim based on constructive or imputed knowledge, negligence, recklessness or any similar theory.
“GAAP” shall mean accounting principles generally accepted in the United States of America, as in effect from time to time.
“Good Manufacturing Practices” or “GMP” shall mean the requirements for the quality system under which drug products and their ingredients are manufactured, including the requirements set forth in the GMP rules of the World Health Organization, the current Good Manufacturing Regulations set forth in the United States Code of Federal Regulations (Title 21, Parts 210-211, Parts 600 et seq. and Part 820), the European Union Guide to Good Manufacturing Practice including Annexes in the Production of Pharmaceutical Products, and other guidelines and regulations of any applicable Governmental Authority.
“Governmental Authority” shall mean any supranational, national, federal, state, provincial, municipal, local or foreign judicial, legislative, executive or regulatory court, tribunal, administrative agency, authority, instrumentality, arbitration panel or other governmental or quasi-governmental body, in each case, to the extent the same has jurisdiction over the Person, assets or property in question.
“Governmental Authorizations” shall mean any licenses, permits, certificates, consents, waivers, exemptions or other authorizations or approvals under any applicable Law issued, granted by or under the authority of a Governmental Authority.
“Governmental Order” shall mean any order, writ, decision, judgment, injunction, decree, stipulation, determination, assessment, subpoena, ruling, verdict or award entered by or with any Governmental Authority.
“Hazardous Material” shall mean any substance, material, or waste that is listed, classified or regulated as hazardous or toxic, or as a pollutant or contaminant pursuant to Environmental Law, petroleum, petroleum products, radioactive materials, perfluoroalkyl and polyfluoroalkyl substances, asbestos and asbestos-containing materials and polychlorinated biphenyls.
“Healthcare Laws” means Laws applicable to Sellers’ business, CDMO Operations and Facility, including the (a) Federal Food, Drug and Cosmetic Act (21 U.S.C. §301, et. seq), and the regulations promulgated thereunder and their respective counterparts promulgated by a Governmental Authority including ex-US regulatory bodies, as applicable; (b) Public Health Service Act (42 U.S.C. ch. 6A) and the regulations promulgated thereunder and their respective counterparts promulgated by a Governmental Authority including ex-US regulatory bodies, as applicable; (c) all federal and state fraud and abuse Laws, including the Federal False Claims Act (31 U.S.C. §§ 3729 - 3733), the Federal Anti-Kickback Statute (42 U.S.C. §1320a - 7b), the Federal physician self-referral law (42 U.S.C. § 1395nn), the Federal Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), and the regulations promulgated pursuant to such statutes and any similar or equivalent state Laws; (d) Health Insurance Portability and Accountability Act and the Health Information and

Technology for Economic and Clinical Health Act (“HIPAA”) and the regulations promulgated thereunder; (e) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder; (f) Clinical Laboratory Improvement Amendments (CLIA); (g) any and all other healthcare Laws from any domestic or international jurisdiction applicable to Seller or affecting its respective business; and (h) any rules, regulations, and legally binding directives promulgated or issued pursuant to such Laws; and as each of the foregoing may be amended from time to time.
“Indebtedness” means, without duplication, the following obligations, whether current or non-current, of Seller or its Affiliates: (a) obligations for borrowed money; (b) obligations evidenced by notes, bonds, debentures or similar instruments; (c) obligations for the deferred purchase price of property or services (other than trade payables and accrued expenses incurred in the ordinary course of business); (d) obligations under capital leases (but excluding operating leases); (e) obligations for drawn letters of credit, bankers’ acceptances or similar facilities, in each case, solely to the extent drawn and not reimbursed; (f) all liabilities and obligations with respect to accrued but unpaid vacation or paid time off, any accrued but unpaid annual or other bonus or commission obligations, phantom stock or equity or similar arrangements (if any), defined benefit pension, multiemployer pension, post-retirement health and welfare benefit, any unpaid severance liabilities, retention bonuses, or change of control bonuses (including in each case, any associated withholding Taxes and/or the employer portion of any payroll, social security, unemployment, employment or similar Taxes required to be paid in connection therewith); (g) any guarantees of the obligations described in the foregoing clauses (a) through (f); and (h) all accrued but unpaid interest (or interest equivalent), fees, expenses, prepayment penalties, premiums and other amounts payable in connection with any satisfaction, redemption or repayment of any of the foregoing; provided, however, that Indebtedness shall not include any Accounts Payable, deferred revenue, accrued expenses or other current liabilities or any other amounts, in each case included in the calculations of the Target Net Working Capital Amount, the Estimated Net Working Capital Amount and the Closing Net Working Capital Amount (in each case, as adjusted in the determination of the Final Adjustment Amount pursuant to Section 2.7) in accordance with the Accounting Principles.
“Indemnified Party” means the Party entitled to, or claiming a right to, indemnification under Section 9.1(d) or Section 9.1(e), as applicable.
“Indemnifying Party” means the Party claimed by the Indemnified Party to be obligated to provide indemnification under Section 9.1(d) or Section 9.1(e), as applicable.
“Independent Accountant” shall have the meaning set forth in Section 2.7(e).
“Intellectual Property” shall mean any and all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all Patents, Trademarks, Copyrights, Trade Secrets, all other intellectual property, industrial or similar rights, and all rights to seek, recover and retain damages, costs, profits, injunctive relief and other remedies for any past or future infringement, violation, misappropriation or other impairment of any of the items set forth above and the right to receive all proceeds and damages therefrom.
“Interim Financial Statements” shall have the meaning set forth in the definition of CDMO Operations Financial Statements.
“Interim Period” shall have the meaning set forth in Section 7.2.
“Intracompany Balances” shall mean all accounts, notes, loans or other amounts payable (whether current or non-current) by Seller or any of its Affiliates, on the one hand, to Seller and or any of its

Affiliates, on the other hand, in each case, to the extent relating to or in connection with the CDMO Operations, or advances (cash or otherwise) or any other extension of credit in respect of the CDMO Operations, outstanding as of the Reference Time.
“Inventory” shall mean all (i) Products, (ii) work-in-process materials and intermediates (including related to Products), and (iii) Raw Materials (including related to Products), in each case, owned by Seller, and located on or at any Facility or otherwise in Seller’s possession or control as of the Closing, whether previously expensed or held as an asset, in each case, related to or used in the CDMO Operations.
“IRS” shall mean the United States Internal Revenue Service.
“IT Assets” shall mean systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all software and associated documentation related thereto.
“Know-How” shall mean any proprietary scientific or technical information, results and data of any type whatsoever, including know-how, data, databases, technology, safety information, practices, designs, processes, methods, techniques, formulations, formulae, inventions, improvements, developments, materials, algorithms, knowledge, test data, analytical and quality control data, stability data, studies and procedures, manufacturing process and development information, marketing reports, regulatory submissions, expertise, product specifications and packaging specifications, in each case whether or not confidential, proprietary, patentable and in written, electronic or any other form, except that Know-How shall exclude Patents.
“Knowledge of Seller” shall mean, as to a particular matter, the actual knowledge of each of [***].
“Laws” shall include any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, code or Governmental Order.
“Lease Assignment and Consent” shall have the meaning set forth in Section 3.2(a)(iii).
“Leased Real Property” shall mean the real property identified on Schedule 1.1(c) leased by Seller pursuant to the Real Property Leases.
“Legacy Contracts” shall have the meaning set forth in Section 7.14.
“Legacy Costs” shall have the meaning set forth in Section 7.14.
“Liabilities” shall mean any and all debts, Taxes, liabilities, duties, damages, fines, penalties, charges, costs, expenses and obligations of any kind, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, or determined, determinable, liquidated or unliquidated.
“Liability Claim” shall have the meaning set forth in Section 9.1(g).
“Liens” shall mean any lien, security interest, mortgage, charge, deed of trust, pledge, security interest, assignment, title retention agreement, license, option, warrant, collateral, conditional sale, security arrangement or agreement, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, any other third party right and any agreement, arrangement or obligation to create any of the foregoing.

“Losses” shall mean any claims, actions, causes of action, judgments, awards, liabilities, losses, damages, penalties, fines, Taxes, and third-party costs or expenses (including reasonable out-of-pocket attorneys’, accountants’, consultants’ and experts’ fees and other documented out-of-pocket costs incurred in investigating, preparing and defending the foregoing).
“Manufacturing Leased Real Property” shall mean the Leased Real Property located at 9704 Medical Center Drive, Rockville, MD 20850.
“Manufacturing and Supply Agreement” shall mean the Master Manufacturing and Supply Agreement in the form of Exhibit C.
“Material Adverse Effect” shall mean any change, event, circumstance, development, occurrence or effect (each, an “Effect”) that, individually or taken together with any other Effect, has or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise) or results of operations of the CDMO Operations, or (b) the Purchased Assets or the Assumed Liabilities; provided, however, that none of the following, for purposes of the foregoing clauses (a) and (b), shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Effect directly resulting from the negotiation, execution, announcement, pendency or performance of this Agreement or any of the Transactions, except that this clause (i) shall not apply to the foregoing clauses (a) and (b) to the extent arising from any breach of this Agreement by Seller of any representation or warranty contained in Article 5 (or failure to satisfy any condition to the consummation of the Transactions relating to such representation or warranty); (ii) any Effect generally affecting other Persons engaged in the same or a similar industry as the CDMO Operations or in the economy generally or other general business, financial or market conditions; (iii) any Effect arising from fluctuations in the value of any currency or interest rate, except that the underlying causes of such Effect may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (iv) any Effect arising from any change in, or any compliance with or action taken solely for the purpose of complying with, any change in, any Law or GAAP (or interpretation of any Law or GAAP) after the date hereof; (v) any Effect arising from acts of war or terrorism, or armed hostilities, or the worsening, continuation or escalation thereof; (vi) any Effects arising from any acts of God, earthquakes, wildfires, tornados, hurricanes, floods, other natural disasters or public health emergencies (including any pandemic or epidemic); (vii) any Effect arising from the matters disclosed in the Disclosure Letter; or (viii) any Effect arising from the taking (or not taking) of any action expressly required by this Agreement to be taken (or not taken) or any action taken or not taken by Seller with the express written consent of Purchaser or at the express written request of Purchaser, except in the case of the foregoing clauses (ii), (iii), (v) and (vi), to the extent any such Effect has a material and disproportionate adverse effect on the CDMO Operations, Purchased Assets or Assumed Liabilities relative to the operations, assets or liabilities of other Persons engaged in the same or a similar industry as the CDMO Operations.
“Material Contract” shall have the meaning set forth in Section 5.11(a).
“Material Customers” shall have the meaning set forth in Section 5.12(a).
“Material Suppliers” shall have the meaning set forth in Section 5.12(b).
“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code.
“Net Working Capital” shall mean an amount equal to (a) the current assets (including all Accounts Receivable and Inventory) to the extent arising or held in connection with the CDMO

Operations, minus (b) current Liabilities (including all Accounts Payable) exclusively arising or exclusively held in connection with the CDMO Operations; in each case, as of the Reference Time and calculated in accordance with the Accounting Principles. For purposes of calculating Net Working Capital, notwithstanding anything to the contrary herein, (i) current assets shall exclude all Cash and Investments and Excluded Inventory, (ii) current Liabilities shall exclude all Indebtedness (including any Assumed Indebtedness) and (iii) Net Working Capital shall exclude any Tax assets or Tax liabilities.
“Nonassigned Asset” shall have the meaning set forth in Section 2.2(b).
“Non-Transferred Shared Contracts” shall have the meaning set forth in Section 2.3(g).
“Objection Notice” shall have the meaning set forth in Section 2.7(d).
“Outside Date” shall have the meaning set forth in Section 8.1(d).
“Party” shall have the meaning set forth in the preamble.
“Patents” shall mean patents, industrial and utility models, and industrial designs, patent disclosures, provisional patent applications and patent applications, and continuations, continuations-in-part, divisions, reissues, renewals, extensions and reexaminations thereto, and all similar rights in any part of the world.
“Permitted Liens” shall mean (a) statutory Liens for Taxes not yet due or payable or the validity of which are being contested in good faith by appropriate proceedings; (b) any Lien contained in the Assumed Contracts, (c) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other like Liens that are incurred in the ordinary course of business for amounts which are not yet due and payable and are not as a result of any default or violation by Seller of any Contract, Governmental Order, or Law or are being contested in good faith and for which adequate reserves have been established and maintained in accordance with GAAP; (d) in the case of real property, Liens that are easements, rights-of-way, encroachments, restrictions, conditions and other like Liens of record on the underlying fee interest in the Leased Real Property, incurred in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the value and the use (or currently contemplated use) of the applicable Leased Real Property or otherwise materially impair the current use and operation of the CDMO Operations; (e) all applicable requirements and restrictions of building, environmental, zoning and other similar Laws, ordinances and regulations, which are not violated by the current use or occupancy of the Leased Real Property or the operation of the CDMO Operations; and (f) nonexclusive licenses of Intellectual Property to customers of Seller and vendors of Seller providing services to Seller, where such licenses are both granted in the ordinary course of business within the Assumed Contracts or Shared Contracts where the license is incidental to the purpose of the Assumed Contract or Shared Contract.
“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization.
“Personal Information” shall mean “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) provided by Privacy Laws or information that directly or indirectly identifies or would reasonably be linked with a particular individual, device or household.
“Post-Closing Tax Period” shall mean (a) any taxable period beginning after the Closing Date and (b) the portion of any Straddle Period beginning immediately after the Closing Date and ending on the last day of such Straddle Period.

“Pre-Closing Tax Period” shall mean (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on (and including) the Closing Date.
“Privacy Laws” shall mean any applicable Laws that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including, for the avoidance of doubt, to the extent applicable, all U.S. state and federal Laws concerning the privacy or security of Personal Information, all privacy Laws regulating biometric information, the California Invasion of Privacy Act and all other Laws concerning the interception or recording of communications, the CAN-SPAM Act, the Telephone Consumer Protection Act and all other Laws regarding marketing communications, the Federal Trade Commission Act and all analogous Laws in foreign jurisdictions in which the CDMO Operations are conducted or in which Seller is otherwise subject to the legal jurisdiction of such Laws in respect of the CDMO Operations.
“Privacy Requirements” shall have the meaning set forth in Section 5.20(a).
“Products” shall mean (a) Seller’s finished clinical pharmaceutical products, excluding Customer Products (the “Seller Products”) and (b) the finished clinical and commercial pharmaceutical products manufactured pursuant to Assumed Contracts or otherwise by the CDMO Operations for sale or use by any Person other than Seller and its Affiliates (the “Customer Products”).
“Property Taxes” shall mean all real property Taxes, personal property Taxes and similar periodic ad valorem Taxes with respect to the Facility, the Purchased Assets or the CDMO Operations.
“Proposed Allocation” shall have the meaning set forth in Section 2.9(b)(i).
“Purchase Price” shall have the meaning set forth in Section 2.6.
“Purchased Assets” shall have the meaning set forth in Section 2.1.
“Purchaser” shall have the meaning set forth in the preamble.
“Purchaser Benefit Plans” shall have the meaning set forth in Section 7.4(e).
“Purchaser DC Plans” shall have the meaning set forth in Section 7.4(c).
“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser set forth in Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect), Section 6.3 (Non-Contravention), Section 6.4 (No Litigation), Section 6.5 (Financial Capability) and Section 6.6 (Brokers).
“Purchaser Indemnified Parties” has the meaning set forth in Section 9.1(e).
“Purchaser Material Adverse Effect” shall mean any Effect that, individually or taken together with any other Effect, prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of Purchaser to consummate the Transactions or timely perform its obligations hereunder or under any of the Ancillary Agreements.
“Purchaser Related Party” shall mean any former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, general or limited partners, members, managers, trustees, attorneys, agents, representatives or Affiliates of Purchaser, or any former, current or future direct or indirect stockholder, equity holder, controlling person, portfolio company, director, officer, employee, general or limited partner, member, manager, trustee, attorney, agent, representative or Affiliate of any of the foregoing.
“Raw Materials” shall mean all materials, supplies and consumables, including direct materials, excipients, buffers, reagents, solvents, media, resins, filters, packaging and labelling materials, consumables, quality control testing materials and supplies (including unfinished product materials), in each case, (i) that are located at the Facility or otherwise in Seller’s possession or control, (ii) are held for use in the manufacture of the Products and (iii) that are not Products, intermediates or work-in-process inventory. Raw materials may be previously expensed or held as an asset.
“Real Property Leases” shall mean all leases, subleases or other occupancy agreements (including any amendments, modifications, extensions or assignments thereto or thereof) pursuant to which Seller occupies any Leased Real Property.
“Reference Time” shall mean 12:01 a.m. Eastern Time on the Closing Date.
“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment of any Hazardous Materials.
“Registered Intellectual Property” means United States and foreign: (i) issued and applied for Patents, (ii) registered Trademarks, and applications to register Trademarks, (iii) registered Copyrights, and applications to register Copyrights and (iv) any other Intellectual Property that is the subject of a registration or application for registration or certification before, issued or otherwise recognized by any Governmental Authority anywhere in the world.
“Research Operations” shall mean the research and development operations conducted at the Research Operations Premises by Seller and its Affiliates for Seller’s and its Affiliates’ own account (and not for third party customers), and any ancillary operations exclusively related to the conduct of such operations conducted at the Research Operations Premises.
“Research Operations Premises” shall mean the Exclusive Subleased Premises (as defined under the form of Sublease Agreement attached as Exhibit F hereto).
“Retained Names and Marks” shall have the meaning set forth in Section 7.15(a).
“Review Period” shall have the meaning set forth in Section 2.7(d).
“RWI Policy” shall mean the representations and warranties insurance policy obtained by and issued to Purchaser (or one of its Affiliates) by the insurer thereunder in connection with this Agreement.
“Securities Act” shall mean the Securities Act of 1933.
“Seller” shall have the meaning set forth in the preamble.
“Seller DC Plans” shall have the meaning set forth in Section 7.4(c).
“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.3 (Non-Contravention), Section 5.14 (Title) and Section 5.21 (Brokers).
“Seller Indemnified Parties” has the meaning set forth in Section 9.1(d).

“Seller IT Assets” shall mean any and all IT Assets and Software that is (i) owned, leased by, licensed to or otherwise used by, Seller or any of its Affiliates or (ii) used or held for use by Seller or any of its Affiliates, as currently conducted.
“Seller Product” shall have the meaning set forth in the definition of “Products”.
“Seller Related Party” shall mean any former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, general or limited partners, members, managers, trustees, attorneys, agents, representatives or Affiliates of Seller, or any former, current or future direct or indirect stockholder, equity holder, controlling person, portfolio company, director, officer, employee, general or limited partner, member, manager, trustee, attorney, agent, representative or Affiliate of any of the foregoing.
“Seller Transaction Expenses” shall mean third-party out-of-pocket fees, costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Seller or any of its Affiliates), incurred by Seller and its Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Ancillary Agreements.
“Shared Contracts” shall mean, collectively, Transferred Shared Contracts and Non-Transferred Shared Contracts.
“Shared Services” shall mean the shared services and systems provided by Seller or any of its Affiliates, or on their behalf, in connection with the CDMO Operations and which are listed on Schedule 1.1(e).
“Software” shall mean (a) computer software programs, including all software implementations of algorithms, modes and methodologies, (b) program files, data files, computer-related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.
“Specifically Excluded Records” shall have the meaning set forth in Section 2.3(i).
“Specified Governmental Authorizations” shall have the meaning set forth in Section 4.1(b).
“Specified Repair” means the repair, replacement, remediation or other resolution of the items and matters set forth in Section 5.15 of the Disclosure Letter.
“Straddle Period” shall mean any taxable period beginning on or before and ending after the Closing Date.
“Sublease” shall have the meaning set forth in Section 3.2(a)(iv).
“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Target Net Working Capital Amount” shall mean an amount equal [***].
“Tax Holiday” shall have the meaning set forth in Section 5.6(l).
“Tax Proceeding” shall have the meaning set forth in Section 7.11(c).
“Tax Return” shall mean any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax, including any amendments thereof and any schedules and attachments thereto.
“Taxes” shall mean all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, sales or use, rental, value added, estimated, profits, license, business license, withholding (with respect to compensation or otherwise), payroll, employment, social security, unemployment, net worth, capital gains, transfer, stamp, tariffs, custom duties, environmental, occupation, franchise or any other similar charges or fees, whether disputed or not, imposed by any Taxing Authority, and including any interest, penalties, assessments and additions attributable thereto.
“Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes (including any third-party firms authorized to act as their designee).
“Third Party Claim” shall have the meaning set forth in Section 9.1(i).
“Trade Secrets” shall mean trade secrets that derive independent economic value, actual or potential, from not being generally known or readily ascertainable by others, Know-How, and confidential and proprietary information.
“Trademarks” shall mean registered and unregistered trademarks, service marks, trade dress, trade names, service names, brand names, slogans, logos, social media accounts, Internet domain names, corporate names, and similar indicia of source or origin, and all applications, registrations and renewals in connection therewith, together with the goodwill associated with any of the foregoing.
“Transactions” shall mean the transactions contemplated by this Agreement and the Ancillary Agreements.
“Transfer Taxes” shall mean any federal, state, county, local, foreign and other sales, use, transfer, value added, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.
“Transferred Business Systems” shall have the meaning set forth in Section 2.1(h).
“Transferred Employee” shall have the meaning set forth in Section 7.4(a).
“Transferred Governmental Authorizations” shall have the meaning set forth in Section 2.1(f).
“Transferred Intellectual Property” shall mean (a) the Trade Secrets related to, or used or held for use by Seller or its Affiliates in connection with, the CDMO Operations (including Trade Secrets related to operation of the equipment located on or at the Facility (other than the Excluded Equipment, including equipment located on the Research Operations Premises) and Trade Secrets used or held for use in the manufacture of Customer Products) and (b) all other Intellectual Property rights owned by Seller or any of its Affiliates and exclusively related to, or exclusively used or held for use by Seller or its Affiliates in connection with, the CDMO Operations or the other Purchased Assets.
“Transferred Shared Contracts” shall mean the contracts designated as such on Schedule 2.1(e).
“Transition Services Agreement” shall mean the Transition Services Agreement in the form of Exhibit D.
“Warehouse Leased Real Property” shall mean the Leased Real Property located at 4735 Arcadia Drive, Suites #120-125, Frederick, MD 21703.
“WARN Act” shall have the meaning set forth in Section 5.18(f).
1.2Other Definitional Provisions.
(a)The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Exhibit, Article, Section or Schedule, such reference shall be to an Exhibit, Article, Section or Schedule of this Agreement unless otherwise indicated.
(b)If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmission by email.
(c)The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and words denoting any gender include all genders.
(d)The words “dollars” and “$” shall mean United States dollars.
(e)The words “including” shall mean “including, without limitation.”
(f)Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided, that for purposes of any representations and warranties set forth in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. All references in this Agreement to any Contract shall include such Contract, as amended or modified from time to time.
(g)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. When calculating the period of time before which, within which or following which an act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(h)Each representation or warranty of Seller in this Agreement is made only with respect to the Purchased Assets or the CDMO Operations and, notwithstanding anything in this Agreement to the contrary, Seller is not making any representation with respect to any other business or activities conducted by Seller or any of its Affiliates.
2.Purchase and Sale
2.1Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all Liens (other than Permitted Liens) all the right, title and interest of Seller in, to or under the assets set forth below, in each case, other than the Excluded Assets (collectively, the “Purchased Assets”):
(a)all Accounts Receivable;
(b)the rights of Seller in and to the Leased Real Property under the Real Property Leases;
(c)all tangible personal property (including machinery, equipment, appliances, furniture, vehicles, computer hardware, tools, accessories, change parts, spare parts and assets under construction) that is (i) listed on Schedule 2.1(c), (ii) located at the Facility (other than in the Research Operations Premises), or (iii) owned by Seller or its Affiliates and interests therein or otherwise in Seller’s or its Affiliates’ possession or control as of the Closing, in each case under this clause (iii), to the extent exclusively related to the CDMO Operations, and in the case of the foregoing clauses (ii) and (iii), other than the Excluded Equipment (the “Facility Personal Property”);
(d)all Inventory, other than the Excluded Inventory;
(e)subject to Section 2.2, all Contracts set forth on Schedule 2.1(e) (together with open purchase orders issued under such Contracts in the ordinary course in compliance with Section 7.2 to the extent they are unfilled as of the Closing Date) (collectively, the “Assumed Contracts”);
(f)subject to Section 2.2, all Governmental Authorizations set forth on Schedule 2.1(f) and all CDMO Permits, in each case, to the extent transferable without violating the terms thereof or applicable Law (collectively, the “Transferred Governmental Authorizations”);
(g)the Transferred Intellectual Property, including all claims, causes of action, remedies and rights to sue for and collect damages for past, present and future infringement, misappropriation, or other violation or impairment thereof and all royalties, fees, income, payments, and other proceeds hereafter due or payable with respect thereto;
(h)the Seller IT Assets that are (a) exclusively used in connection with the CDMO Operations, (b) located at the Facility other than the Research Operations Premises, or (c) set forth on Schedule 2.1(h) (the “Transferred Business Systems”);

(i)subject to Section 2.2, all warranties from third parties applicable to any Purchased Assets, the Facility, the Facility Personal Property or any Inventory, to the extent transferrable in accordance with their respective terms;
(j)all books, records, files and papers containing drawings, formulae, test results and technical and quality records exclusively related to the Purchased Assets or the CDMO Operations (other than the Specifically Excluded Records), in each case, whether in hard copy or electronic format, including production reports, service and warranty records, equipment logs, operating guides and manuals, studies, audit reports, quality system documents of the Facility, evaluations, assessment studies or tests, correspondence and other similar documents (but excluding (i) records or files not reasonably separable from documents or databases that do not relate exclusively to the Purchased Assets or the CDMO Operations or the transfer of which is not permitted under applicable Laws without the necessary consent and (ii) records and files related to Shared Services) (collectively, the “Facility Books, Documents and Records”); provided, however, from the date hereof until the date that is twelve (12) months following the Closing Date (x) Seller shall provide Purchaser, and Purchaser shall be entitled to obtain, copies or extracts of any such materials described under (i) and (ii) that are not included in the Facility Books, Documents and Records subject to redactions by Seller in connection with provisions of such materials that pertain to the Excluded Assets or Excluded Liabilities, and (y) Seller and its Affiliates shall have the right to keep and use a copy of all Facility Books, Documents and Records where reasonably necessary to comply with any Laws or for use in connection with Seller’s (or any of its Affiliates’) business, including the preparation of Tax Returns, the preparation of Seller’s (or any of its Affiliates’) financial statements, the documentation of Seller’s (or any of its Affiliates’) internal controls over financial reporting, the fulfillment of obligations under the Transition Services Agreement or in connection with any Action;
(k)any books, records, files and papers relating to Taxes that are related primarily to the Purchased Assets (excluding for this purpose any books, records, files and papers relating to income Tax Returns of Seller and its Affiliates);
(l)all rights to claims, refunds, rights of recovery or set off and causes of action against third parties after the Closing to the extent related to the Purchased Assets or the Assumed Liabilities, including all rights against manufacturers or suppliers of any of the Facility Personal Property or Inventory that are Purchased Assets in connection with the CDMO Operations;
(m)security deposits held by third parties relating to the Leased Real Property, other Purchased Assets or any Assumed Liabilities;
(n)all documentation, samples, and product and packaging specifications related to reagents, compounds and products, including batch records or any proprietary information related to such reagents, compounds and products, in each case to the extent related specifically to any Inventory included in the Purchased Assets;
(o)the Card Key System; and
(p)all assets contained within Net Working Capital.
2.2Consents.
(a)Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Assumed Contract, Transferred Governmental Authorization or other Purchased Asset that is not assignable or transferable without the approval, consent or waiver of any Person, other than Seller, Purchaser or any of their respective Affiliates, to the extent that such consent shall not have been given prior to the Closing; provided, however, that Seller shall use, and shall cause its Affiliates to use, both prior to and for a period of twelve (12) months following the Closing, commercially reasonable efforts to obtain, and Purchaser shall use its commercially reasonable efforts to assist and cooperate with Seller and its Affiliates in connection therewith, any such required approval, consent or waiver necessary for the assignment and transfer thereof or, solely at Purchaser’s option, to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser shall be solely responsible for such liabilities and obligations from and after the Closing Date; provided, further, that (i) neither Seller nor any of its Affiliates shall be required to pay money to any third party, commence any Action or offer or grant any accommodation (financial or otherwise) to any third party and (ii) to the extent the foregoing shall require any action by Seller or any of its Affiliates that would, or would continue to, affect the CDMO Operations after the Closing, such action shall require the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed; provided that it will be reasonable for Purchaser to withhold consent to the extent Purchaser or any of its Affiliates is required to perform any action, grant any right or pay any additional fee). Upon obtaining all requisite third-party approvals, consents or waivers thereto, with respect to any such Assumed Contracts, Real Property Lease, Transferred Governmental Authorizations and other Purchased Assets, such Assumed Contract, Real Property Lease, Transferred Governmental Authorization or other Purchased Asset shall be transferred and assigned to Purchaser hereunder.
(b)With respect to any Assumed Contract, Transferred Governmental Authorization or other Purchased Asset that is not transferred or assigned to Purchaser at the Closing by reason of Section 2.2(a) (each, a “Nonassigned Asset”), after the Closing and until such time as any requisite approval, consent or waiver is obtained, at Purchaser’s request, the Parties shall use commercially reasonable efforts to cooperate with each other in any reasonable arrangements compliant with applicable Law designed to provide Purchaser the benefits of use of any such Nonassigned Asset and the burdens, liabilities, costs, expenses and obligations with respect thereto. Notwithstanding anything in this Agreement to the contrary, to the extent that any Assumed Liability relates to any Nonassigned Asset, such Assumed Liability shall be deemed to be an Excluded Liability unless such Nonassigned Asset is transferred and assigned to Purchaser, or unless Purchaser obtains the benefit of such Nonassigned Asset under this Section 2.2(b).
(c)In furtherance of the foregoing Section 2.2(a) and 2.2(b), Purchaser acknowledges that certain approvals, consents or waivers in connection with the Transactions may be required from parties to the Assumed Contracts, Transferred Governmental Authorizations or other Purchased Asset and other rights and that such approvals, consents or waivers have not been and may not be obtained. Purchaser agrees that Seller shall not have any Liability arising out of or relating to the failure to obtain any such approvals, consents or waivers that may have been or may be required in connection with the Transactions, and that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition to Purchaser’s obligations to close the Transactions shall be deemed not satisfied, as a result of the failure to obtain any such approval, consent or waiver or any such default, acceleration or termination. Nothing in this Section 2.2(c) shall limit obligations of Seller under Section 2.2(a) or 2.2(b). Notwithstanding the foregoing, the provisions of Sections 2.2(a), 2.2(b) or 2.2(c) shall not apply to any landlord consent required under any Real Property Lease, which such landlord consents under each Real Property Lease shall be obtained prior to the Closing Date.
2.3Excluded Assets. Purchaser acknowledges and agrees that it is not acquiring, pursuant to this Agreement, any of the Ancillary Agreements or any of the Transactions, any rights, title or interest in, to or under any asset that is not a Purchased Asset (all such assets of Seller and its Affiliates that are not Purchased Assets, collectively, the “Excluded Assets”). Specifically, notwithstanding anything in Section 2.1 to the contrary, neither Seller nor any of its Affiliates is transferring, and Purchaser is not acquiring, the following Excluded Assets:
(a)all Cash and Investments;
(b)all Intracompany Balances;
(c)any tangible personal property (i) located at the Research Operations Premises and not described by Section 2.1(c)(i) or 2.1(c)(iii), (ii) set forth on Schedule 2.3(c), and interests therein or (iii) that is not Facility Personal Property (the “Excluded Equipment”);
(d)any IT Assets and Software that are not Seller IT Assets included in the Purchased Assets;
(e)the Seller Products (and any related Raw Materials procured and paid for by Seller prior to Closing that are both (i) purchased for the production of the “Pre-Committed Batches” for “Calendar Year 2026” (as such terms are defined in the Manufacturing and Supply Agreement) and (ii) specifically identified in writing by Seller to Purchaser within three Business Days prior to the Closing (the Raw Materials described in this parenthetical are referred to as the “Excluded Inventory”)) whether located at any Facility or otherwise in Seller’s or any of its Affiliates’ possession or control;
(f)all Contracts, agreements or commitments of Seller and any of its Affiliates other than the Assumed Contracts (the “Excluded Contracts”);
(g)other than any Assumed Contract, all Contracts under which a Person other than Seller or any of its Affiliates provides assets, services, rights or benefits with respect to the Purchased Assets or the CDMO Operations and one or more other operations or businesses of Seller or its Affiliates set forth on Schedule 2.3(g) (each, a “Non-Transferred Shared Contract” and collectively, the “Non-Transferred Shared Contracts”);
(h)all of Seller’s and its Affiliates’ rights under any policies of insurance purchased by or on behalf of Seller or its Affiliates, or any benefits, proceeds or premium refunds payable or paid thereunder or with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date;
(i)except as provided in Section 2.1(k), all books, records, files and papers prepared and maintained by Seller or any of its Affiliates other than the Facility Books, Documents and Records, in each case, whether in hard copy or electronic format (the “Excluded Records”), and further excluding (clauses (i) through (vi), the “Specifically Excluded Records”): (i) all documentation, samples, and product and packaging specifications related to reagents, compounds and products, including batch records or any proprietary information related to such reagents, compounds and products, in each case other than to the extent related to any Inventory included in the Purchased Assets, (ii) all personnel, payroll and employment records, (iii) except as provided in Section 2.1(k), any books, records, files and papers relating to Taxes, (iv) standard operating procedures, including any description of the steps used to manufacture reagents, compounds and products, in each case other than to the extent related to the Transferred Intellectual Property, any Inventory or the Purchased Assets, (v) books, records, files and papers prepared in connection with the Transactions, including bids, letters of intent and expressions of interest received from other Persons and analyses relating to the Purchased Assets or the CDMO

Operations and (vi) any attorney work product, attorney-client communications and other items protected by attorney-client privilege;
(j)other than the Transferred Governmental Authorizations, all Governmental Authorizations of Seller or any of its Affiliates;
(k)all (i) Tax attributes of Seller and (ii) rights to receive refunds or credits with respect to any and all Taxes that constitute Excluded Liabilities;
(l)any rights, claims and credits of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability;
(m)all Intellectual Property owned by Seller or any of its Affiliates that is not Transferred Intellectual Property or otherwise expressly included in the Purchased Assets (the “Excluded Intellectual Property”);
(n)all IT Assets and Software not included in the Transferred Business Systems or not included in the Assumed Contracts (the “Excluded Business Systems”);
(o)all assets which are specifically segregated and held to satisfy liabilities under the Benefit Plans; and
(p)any other assets, properties or rights not expressly included in the Purchased Assets.
2.4Assumption of Certain Obligations. Upon the terms and subject to the conditions set forth herein, Purchaser agrees to and effective as of the Closing shall assume, and hereby agrees to pay, perform and observe fully and timely, effective as of the Closing, all of the following Liabilities of Seller (or any of its Affiliates), in each case other than the Excluded Liabilities (all such Liabilities so assumed, collectively, the “Assumed Liabilities”):
(a)all Liabilities under the Assumed Contracts for materials and services relating exclusively to the CDMO Operations which accrue after the Closing (including open purchase orders issued under such Assumed Contracts in the ordinary course in compliance with Section 7.2 which are unfilled as of the Closing Date);
(b)all current Liabilities (including Accounts Payable and deferred revenue) exclusively arising out of, or exclusively relating to, any Purchased Asset or the CDMO Operations (but only to the extent included in Net Working Capital) that are outstanding as of the Reference Time (other than Intracompany Balances and other than any Excluded Taxes); and
(c)all Indebtedness described in clause (c) or (d) of the definition of Indebtedness which is exclusively relating to the CDMO Operations and assumed by Purchaser through the Assumed Contracts (collectively, the “Assumed Indebtedness”).
(d)For the avoidance of doubt, all Liabilities exclusively arising out of, or exclusively relating to, the Purchased Assets or the CDMO Operations, in each case to the extent relating to periods from and after the Closing (including any such Liabilities arising from or in connection with the ownership, use or operation of the Purchased Assets or the conduct of the CDMO Operations from and after the Closing), shall be for the account of Purchaser from and after the Closing.

2.5Excluded Liabilities. Notwithstanding anything in Section 2.4 to the contrary, Seller shall retain and be responsible for all Liabilities of Seller and its Affiliates, other than the Assumed Liabilities, (collectively, the “Excluded Liabilities”), including the following Liabilities:
(a)all Seller Transaction Expenses;
(b)all Intracompany Balances;
(c)all Indebtedness of Seller or any of its Affiliates (other than Assumed Indebtedness);
(d)all Liabilities to the extent arising out of, or relating to, (i) the Excluded Assets, the Research Operations, Seller’s or any of its Affiliates’ business (other than the CDMO Operations) or (ii) the ownership or operation of the CDMO Operations or the Purchased Assets prior to the Closing (other than the Assumed Liabilities described in Section 2.4(b));
(e)all Liabilities incurred, arising pursuant to, under, in respect of or relating to (i) Benefit Plans (including any Contracts related thereto), including all Liabilities in respect of any compensation incurred, earned by, or accrued with respect to, any Facility Employee or Facility Contractor and any employment taxes related thereto, and (ii) the employment or provision of services, prospective employment or provision of services or termination of employment or services (including any and all severance, termination or similar payments or benefits), of (x) all prospective, current or former employees and other service providers of Seller, its Subsidiaries and its Affiliates, other than the Transferred Employees and (y) the Transferred Employees prior to the date such employee commences employment with Purchaser or one of its Affiliates pursuant to Section 7.4(a);
(f)all Excluded Taxes;
(g)all Liabilities under the Assumed Contracts or relating to a breach of such Assumed Contracts, in each case, occurring prior to the Closing;
(h)all Liabilities relating to the design and manufacturing of the Products by Seller or its Affiliates prior to the Closing; and
(i)Environmental Liabilities arising out of, or relating to, actions occurring or conditions existing at the Facility or with respect to the Purchased Assets, CDMO Operations, Research Operations or Seller’s or its Affiliates’ business prior to the Closing Date.
2.6Purchase Price. In consideration of the sale and transfer of the Purchased Assets, Purchaser agrees to (a) pay to Seller an aggregate amount equal to the sum of (i) the Base Purchase Price, plus (ii) the Final Adjustment Amount, as finally determined pursuant to Section 2.7, plus (iii) the Contingent Consideration, if any, payable in accordance with Section 2.8 (collectively, the “Purchase Price”); and (b) assume, satisfy and discharge the Assumed Liabilities. The Purchase Price shall be subject to the adjustment provisions of Section 2.7 and shall be allocated as described in Section 2.9.
2.7Purchase Price Adjustment.
(a)No later than three Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimates in reasonable detail of (i) the Net Working Capital as of the Reference Time determined in accordance with the Accounting Principles (the “Estimated Net Working Capital Amount”), (ii) the amount of Assumed Indebtedness as of the Reference Time (the “Estimated Assumed Indebtedness Amount”), and (iii) the Estimated Adjustment Amount based on the foregoing clauses (i) and (ii). The Estimated Closing Statement shall be prepared in accordance with the

Accounting Principles and the definitions set forth in this Agreement and shall include reasonable detail showing Seller’s calculations of the amounts contained therein, and Seller shall provide such further detail and supporting documentation or other information relating to such Estimated Closing Statement reasonably necessary for Purchaser to review such Estimated Closing Statement or as may be reasonably requested by Purchaser. Following the delivery of the Estimated Closing Statement, Seller shall, and shall direct its representatives to, on the request of Purchaser, reasonably cooperate with Purchaser and its representatives in connection with Purchaser’s review of the Estimated Closing Statement. Seller shall consider in good faith any revisions to the Estimated Closing Statement delivered by Purchaser to Seller no later than one Business Day prior to the Closing Date; provided, that if Purchaser and Seller fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the Business Day prior to the Closing Date, then neither Purchaser nor Seller shall have the right to delay the Closing because of such failure and the amounts set forth in the Estimated Closing Statement, as determined by Seller in good faith, without any adjustment (other than any adjustments agreed to in writing by Seller) shall be final and binding for the purposes of determining the Estimated Purchase Price.
(b)No later than ninety (90) days after the Closing Date, Purchaser shall deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination in reasonable detail of (i) the Net Working Capital as of the Reference Time determined in accordance with the Accounting Principles (the “Closing Net Working Capital Amount”), (ii) the amount of Assumed Indebtedness as of the Reference Time (the “Closing Assumed Indebtedness Amount”), and (iii) the Adjustment Amount based on the foregoing clauses (i) and (ii). For clarity, Purchaser must deliver the Closing Statement within such ninety (90) day period without exception.
(c)From the delivery of the Closing Statement until the determination of the Final Adjustment Amount, Purchaser shall, and shall cause its Affiliates to, upon reasonable prior notice and subject to the execution of customary work paper access letters if requested by accountants of Purchaser: (i) provide Seller and its representatives with reasonable access during normal business hours to the facilities, books and records and work papers of the Facility and Purchaser, as the case may be; and (ii) cooperate with and assist Seller and its representatives in connection with the review of such materials, including by making available its employees, accountants and other personnel to the extent reasonably requested.
(d)If Seller has any objections to the Closing Statement or any of the amounts set forth therein, Seller shall, no later than 30 days following the delivery of the Closing Statement (the “Review Period”), deliver to Purchaser a written notice (an “Objection Notice”) setting forth in reasonable detail the nature of each disputed line-item calculation and the basis therefor. If Seller delivers an Objection Notice to Purchaser during the Review Period, Purchaser and Seller shall work in good faith to resolve Seller’s objections within the 30-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following the delivery of the Objection Notice. All such discussions related thereto shall (unless otherwise agreed to by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state Law. If Seller fails to deliver an Objection Notice during the Review Period, the Closing Statement shall be deemed final, conclusive and binding upon Purchaser and Seller, absent fraud or manifest error.
(e)If Purchaser and Seller are not able to resolve all of Seller’s objections set forth in the Objection Notice during the 30-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following delivery of an Objection Notice, the resolution of all such unresolved items (the “Disputed Items”) shall be submitted to PricewaterhouseCoopers (or, if PricewaterhouseCoopers is unwilling or unable to serve, such other independent accounting firm of nationally recognized standing as Purchaser and Seller shall mutually agree upon) (such firm, the “Independent Accountant”). If Purchaser and Seller are unable to mutually agree on the selection of the Independent Accountant, then Purchaser and Seller shall each propose two firms, Seller and Purchaser can then each exclude one firm from the proposed four firms, and the Independent Accountant will be selected by lot from the remaining two firms. Purchaser and Seller shall execute a customary engagement letter with the Independent Accountant as reasonably requested by the Independent Accountant.
(f)Purchaser and Seller shall each, promptly (but in any event within 15 Business Days, or such longer time as Purchaser and Seller may mutually agree) following the formal engagement of the Independent Accountant, provide the Independent Accountant (copying the other upon submission) with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items and upon receipt thereof, each of Purchaser and Seller shall be entitled (no later than 15 Business Days following receipt of the other Party’s initial submission) to submit to the Independent Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations or assertions set forth in such initial submission (which responses the Independent Accountant shall promptly distribute to the other applicable Party). There shall be no material ex parte communications between Purchaser (or its representatives) or Seller (or its representatives), on the one hand, and the Independent Accountant, on the other hand, relating to the Disputed Items, without the prior written consent of the other Party, and unless requested by the Independent Accountant in writing, no Party may present any additional information or arguments to the Independent Accountant, either orally or in writing.
(g)The Independent Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible and the Parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work within 30 days following the formal engagement of the Independent Accountant. The Independent Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses of Purchaser, on the one hand, and Seller, on the other hand, delivered pursuant to and in accordance with Section 2.7(f), without independent investigation and in accordance with the Accounting Principles and the provisions set forth herein. In resolving any Disputed Items, the Independent Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties agree that the determination of the Independent Accountant with respect to any Disputed Items is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Principles or the definitions set forth herein. The determination of the Independent Accountant shall be in writing setting forth its calculation of the Disputed Items, along with its analysis in reasonable detail and the basis and quantification for such final resolution and shall be binding and final for purposes of this Agreement, and enforceable in any court of competent jurisdiction, absent fraud or manifest error. The Independent Accountant shall allocate its costs and expenses between Purchaser and Seller in inverse proportion to the percentage of the aggregate contested amount submitted to the Independent Accountant that is ultimately awarded to Purchaser, on the one hand, or Seller, on the other hand, such that Purchaser bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller, and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Purchaser. For illustrative purposes only, if the contested amount submitted to the Independent Accountant is $1,000,000, and the Independent Accountant determines that Purchaser has a valid claim for $400,000 of the $1,000,000, Purchaser shall bear 60% of the fees and expenses of the

Independent Accountant and Seller shall bear the remaining 40% of the fees and expenses of the Independent Accountant. As used herein, “Final Adjustment Amount” shall mean (i) if no Objection Notice is delivered by Seller within the Review Period, the Adjustment Amount as shown on the Closing Statement as prepared by Purchaser or (ii) if an Objection Notice is delivered by Seller within the Review Period, either (x) the Adjustment Amount as agreed to in writing by Purchaser and Seller or (y) the Adjustment Amount as determined by the Independent Accountant pursuant to this Section 2.7(g). The scope of the disputes to be resolved by the Independent Accountant shall be limited to the unresolved Disputed Items, and the Independent Accountant is not to make any other determination. Any determinations by the Independent Accountant, and any work or analyses performed by the Independent Accountant, in connection with its resolution of any dispute under this Section 2.7 shall not be admissible in evidence in any Action between the Parties, other than to the extent necessary to enforce payment obligations under Section 2.7(h).
(h)Within five Business Days following the determination of the Final Adjustment Amount:
(i)if the Final Adjustment Amount is less than the Estimated Adjustment Amount, then Seller shall pay to Purchaser, by wire transfer of immediately available funds in accordance with written instructions given to Seller by Purchaser, the amount of such shortfall; and
(ii)if the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then Purchaser shall pay to Seller, by wire transfer of immediately available funds in accordance with written instructions given by Seller to Purchaser, the amount of such excess.
2.8Contingent Consideration. Subject to and pursuant to the provisions of this Section 2.8, Purchaser shall make periodic payments of Contingent Consideration to Seller.
(a)The total amount of Contingent Consideration for any Qualified Order shall be calculated as [***]
(b)Payment, Documentation and Reconciliation. Within thirty (30) days after each of December 31, 2026, December 31, 2027 and December 31, 2028, Purchaser shall pay Seller the portion of the aggregate Contingent Consideration earned in the prior calendar year and shall provide Seller with a detailed written statement showing for the prior calendar year setting forth: [***]. Purchaser shall provide supporting documentation reasonably requested by Seller to verify the calculation of Contingent Consideration.
(c)Notwithstanding anything to the contrary, in no event shall the Contingent Consideration exceed $5,000,000 in the aggregate.
(d)For the purpose of this Section 2.8, the following terms shall have the meanings set forth below:
“Measurement Period” shall mean the time period beginning on the Closing Date and ending on December 31, 2028.
“Qualified Order” shall mean [***].
“Qualified Customer” shall mean [***].
2.9Allocation of the Purchase Price.

(a)Purchaser and Seller agree that the Purchase Price (and any other amount treated as consideration for the Purchased Assets for U.S. federal, and applicable state and local, income Tax purposes, including the Assumed Liabilities) shall be allocated among the Purchased Assets (the “Allocation”).
(b)Purchaser and Seller agree that the Allocation shall be made in accordance with Section 1060 and the Treasury Regulations promulgated thereunder (and any other applicable provisions of the Code and Treasury Regulations) and Schedule 2.9 and pursuant to the following procedure:
(i)No later than ninety (90) days following the final determination of the Purchase Price under Section 2.7, Seller shall deliver to Purchaser an allocation of the Purchase Price (and any other amount treated as consideration for the Purchased Assets for U.S. federal, and applicable state and local, income Tax purposes, including the Assumed Liabilities) among the Purchased Assets (the “Proposed Allocation”). Purchaser shall deliver written notice of any disagreement with respect to the Proposed Allocation (which notice shall include a reasonably detailed description of the disputed items) to Seller within thirty (30) days after Purchaser’s receipt of the Proposed Allocation. If Purchaser does not deliver such a written notice within such period, the Proposed Allocation (as prepared by Seller) shall be final and binding on the Parties for all purposes of this Agreement. If Purchaser timely delivers such a written notice, Purchaser and Seller shall work in good faith to resolve Purchaser’s objections within the 30-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following the delivery of such written notice. If Purchaser and Seller are not able to resolve all of Purchaser’s objections set forth in such written notice during the 30-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following delivery thereof, the resolution of all such unresolved items shall be submitted to the Independent Accountant and the terms of Section 2.7(e), Section 2.7(f) and Section 2.7(g) shall apply mutatis mutandis. The Independent Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible and the Parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work within thirty (30) days following the formal engagement of the Independent Accountant; provided that the Parties shall not dispute, and the Independent Accountant shall not resolve, any item in a manner that is inconsistent with this Section 2.9. The Allocation as finally determined pursuant to this Section 2.9(b) (the “Final Allocation”) shall be final and binding on the Parties.
(c)All fees and expenses relating to the engagement of the Independent Accountant for purposes set forth in Section 2.9(b) shall be borne in the manner described in Section 2.7(g).
(d)In the event that any Taxing Authority disputes the Allocation, Purchaser or Seller, as the case may be, shall promptly notify the other Party of the nature of such dispute.
(e)Purchaser and Seller agree to file and prepare (or cause to be filed and prepared) any Tax Returns in accordance with the Final Allocation, and they further agree not to take any tax position that is inconsistent with the Final Allocation, unless otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of applicable Law).
(f)To the extent Purchaser pays to Seller the Contingent Consideration (or any portion thereof) pursuant to Section 2.8, the Parties shall amend the Final Allocation to reflect such amount as part of the Purchase Price allocable among the Purchased Assets.

2.10Transfer Taxes. Purchaser shall be solely responsible for (i) all Taiwanese Transfer Taxes; (ii) all Transfer Taxes relating to or arising from the filing, recording, or transferring of the Real Property Leases, whether or not any such instrument is actually recorded or filed; provided, that clause (ii) shall not apply to any Transfer Taxes arising solely from the recording or filing of any Real Property Lease by Seller or its Affiliates in violation of clause (x) in this Section 2.10 hereof; and (iii) the first $10,000 of any other Transfer Taxes (excluding for the avoidance of doubt, Transfer Taxes under clause (i) or (ii)), in each case, incurred in connection with this Agreement and the Transactions, if any. Any amount of Transfer Taxes incurred, other than items (i), (ii), and (iii) shall be borne 50% by Purchaser and 50% by Seller. Purchaser and Seller shall each use commercially reasonable efforts and cooperate with each other in good faith to mitigate and minimize the amount of Transfer Taxes that are incurred in connection with this Agreement, including by (x) not recording or filing (or causing to be recorded or filed) any Real Property Lease or any instrument relating thereto in any applicable land records (except as required by applicable Law) and (y) obtaining any reductions, exemptions, refunds or rebates available under applicable Law with respect to the applicable Transfer Taxes. Purchaser and Seller shall cooperate in timely preparing and filing all Tax Returns as may be required to comply with the provisions of such Transfer Tax laws. If Seller or Purchaser determines (in its sole reasonable discretion) that it is required by applicable Laws to pay any Transfer Taxes, then such Party shall pay such Transfer Taxes, and the other Party shall, subject to receipt of reasonably satisfactory evidence of the paying Party’s payment thereof, promptly reimburse the paying Party so that Transfer Taxes are borne in the manner required by this Section 2.10, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Authority.
2.11Other Closing Costs. Purchaser shall be responsible for the payment of the following costs and expenses of the Transactions: all fees, costs and expenses incurred by Purchaser or its Affiliates in connection with (a) their respective due diligence (including any underwriting, physical inspections and third-party reports), including the cost of title searches and examinations, any surveys and zoning reports and (b) the authorization, preparation, negotiation, execution and performance of this Agreement and the Ancillary Agreements. Seller shall be responsible for the payment of all Seller Transaction Expenses. Notwithstanding the foregoing, all fees, costs and expenses required to be paid to any landlord in connection with obtaining any consent, approval or waiver required under the Real Property Leases in connection with the assignment or sublease thereof shall be borne 50% by Purchaser and 50% by Seller.
3.Closing
3.1Closing. Subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 4, the Closing shall be consummated on (i) the second Business Day following the date on which all of the conditions set forth in Article 4 (excluding the conditions intended to be satisfied at the Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time) have been satisfied or, to the extent permitted by applicable Law, waived, remotely via the electronic exchange of documents and signature pages, or at such other time and place as shall be agreed upon by Purchaser and Seller, (such date on which the Closing actually occurs is referred to herein as the “Closing Date”) or (ii) at Seller’s request, the first (1st) day or first (1st) Business Day of Seller’s fiscal month that occurs immediately after the date determined in clause (i). Notwithstanding the foregoing, unless otherwise approved by the Parties, in no event shall the Closing Date occur earlier than the date that is 45 days after the date of this Agreement; provided that such 45 day period shall be extended by not more than 15 additional days solely to the extent necessary to allow Purchaser to comply with its obligations under Section 7.4(a).
3.2Closing Deliveries.
(a)At the Closing, Seller shall deliver or cause to be delivered to Purchaser all of the following:
(i)a duly executed and properly completed IRS Form W-9 from Seller;

(ii)the certificate referred to in Section 4.2(d);
(iii)a duly executed counterpart from Seller and the applicable landlord to an assignment and assumption agreement for each of the Real Property Leases in substantially the form of Exhibit E (or such form as otherwise agreed to by the Parties) (individually and collectively, the “Lease Assignment and Consent”);
(iv)a duly executed counterpart to a sublease agreement from Purchaser (or its designated Affiliate) to Seller at the Manufacturing Leased Real Property, in substantially the form of Exhibit F (or such form as otherwise agreed to by the Parties) (the “Sublease”);
(v)a duly executed landlord consent of the landlord of the Manufacturing Leased Real Property to such Sublease; and
(vi)counterparts of each of the Ancillary Agreements, each duly executed on behalf of Seller.
(b)At the Closing, Purchaser shall deliver or cause to be delivered to Seller the Estimated Purchase Price, by wire transfer in immediately available funds to the account specified in writing by Seller at least one Business Day prior to the Closing Date, and all of the following:
(i)the certificate referred to in Section 4.3(c);
(ii)a duly executed counterpart to the Assignment and Assumption;
(iii)a duly executed counterpart of Bora Pharmaceuticals Co. Ltd. to the Lease Assignment and Consent;
(iv)counterparts of each of the Ancillary Agreements, each duly executed on behalf of Purchaser.
4.Conditions to Closing
4.1Conditions to the Obligations of Purchaser and Seller. The obligation of each of Purchaser and Seller to consummate the Transactions shall be subject to the satisfaction or (to the extent permissible under applicable Law) waiver by the applicable Party, on or prior to the Closing Date of the following conditions precedent:
(a)There shall not (i) be in effect any Law or Governmental Order issued by any court of competent jurisdiction or other Governmental Authority with competent jurisdiction that makes illegal or enjoins or prevents the consummation of the Transactions or (ii) have been commenced and be continuing any Action that seeks to make illegal, enjoin or prevent the Transactions, in each case, other than any such Action (other than the Specified Matter) that would not, individually or in the aggregate, prohibit, materially impair, or materially delay the ability of Purchaser and Seller to consummate the Transactions.
(b)All Governmental Authorizations set forth on Schedule 4.1(b) (collectively, the “Specified Governmental Authorizations”) shall have been obtained.
4.2Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the Transactions shall, at the option of Purchaser, be subject to the satisfaction or (to the extent permissible under applicable Law) waiver, on or prior to the Closing Date of the following additional conditions precedent:
(a)(i) The Seller Fundamental Representations shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) in all material respects as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date) and (ii) all other representations and warranties of Seller contained in Article 5 shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date), except for failures of representations and warranties to be true and correct that do not, individually or in the aggregate, have a Material Adverse Effect;
(b)Seller shall not be in material breach of its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing;
(c)Since the date hereof, no Material Adverse Effect shall have occurred that is continuing as of the Closing; and
(d)Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date, signed on behalf of Seller by a duly authorized officer of Seller, confirming the satisfaction of the conditions set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c).
4.3Conditions to the Obligations of Seller. The obligation of Seller to consummate the Transactions shall, at the option of Seller, be subject to the satisfaction or (to the extent permissible under applicable Law) waiver, on or prior to the Closing Date of the following additional conditions precedent:
(a)(i) The Purchaser Fundamental Representations shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) in all material respects as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date) and (ii) all other representations and warranties of Purchaser contained in Article 6 shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date), except for failures of representations and warranties to be true and correct that do not, individually or in the aggregate, have a Purchaser Material Adverse Effect;
(b)Purchaser shall not be in material breach of its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing; and
(c)Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date, signed on behalf of Purchaser by a duly authorized officer of Purchaser, confirming the satisfaction of the conditions set forth in Section 4.3(a) and Section 4.3(b).
5.Representations and Warranties of Seller
Except as set forth in the Disclosure Letter (in accordance with Section 9.12), Seller represents and warrants to Purchaser as follows:
5.1Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of the CDMO

Operations requires such qualification or licensing, except where such failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller’s only Subsidiaries are set forth on Section 5.1 of the Disclosure Letter, and each of Seller’s Subsidiaries is in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization. Seller has made available to Purchaser accurate and complete copies of the certificate of incorporation and bylaws of Seller, as currently in effect, and Seller is not in default under or in violation of any provision thereof.
5.2Authority; Binding Effect.
(a)Seller has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business (including the CDMO Operations) as it is being conducted as of immediately prior to the date hereof and prior to the Closing.
(b)Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other Ancillary Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is or will be a party, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action. Other than the approval of the board of directors or equivalent body of Seller, which approval has been obtained, no other proceedings, approvals, consents, authorizations, resolutions or actions on Seller’s or Seller’s stockholders’ part are necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, and each other Ancillary Agreement will be, prior to the Closing, duly executed and delivered by Seller and will, after the Closing, constitute a valid and binding obligation of Seller, in each case enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law) (the “Enforceability Exceptions”).
5.3Non-Contravention.
(a)The execution and delivery of this Agreement by Seller does not, the execution and delivery of the Ancillary Agreements at the Closing will not, and the consummation of the Transactions and compliance with the terms and conditions hereof and thereof will not (i) result in a breach or violation of any provision of the certificate of incorporation, bylaws or similar organizational documents of Seller; (ii) violate or conflict with, in any material respect, or result in a material breach of or constitute (with notice or lapse of time, or both) an occurrence of material default under any provision of, result in the acceleration or cancellation of any obligation under, give rise to any material claim, result in the loss of any material benefit, give any Person additional rights or compensation under or give rise to any right by any party to terminate or amend its obligations under, any Assumed Contract, CDMO Permit or any Transferred Governmental Authorization; (iii) violate, in any material respect, any Law of any Governmental Authority having jurisdiction over Seller, the CDMO Operations or any Purchased Assets; or (iv) require Seller to obtain any consent, waiver, approval, ratification, permit, license, or other authorization of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person, other than, in the case of clause (ii) or (iv) above, any such items that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement, the

Ancillary Agreements or the consummation of the Transactions other than (i) in connection with the Specified Governmental Authorizations and (ii) such consents, approvals, licenses, permits, orders, authorizations, registrations, declarations and filings as may be required under Laws applicable to the CDMO Operations or the Purchased Assets, the absence of which, or the failure to make or obtain which, would not, individually or in the aggregate, be material to the CDMO Operations.
5.4Financial Statements; Undisclosed Liabilities; Indebtedness.
(a)The CDMO Operations Financial Statements (a) have been prepared from, and are consistent with, the information contained in the books and records of Seller kept in the ordinary course of business, (b) have been prepared in accordance with Seller’s historical accounting practices, applied on a consistent basis throughout the periods indicated, and (c) present fairly in all material respects the financial condition of the CDMO Operations, including the Facility, the Facility Personal Property and Purchased Assets as of the relevant period set forth therein (excluding (i) assets to the extent relating to Excluded Assets, and (ii) Liabilities to the extent related to the Excluded Assets (other than the Shared Contracts with respect to the portion thereof related to the CDMO Operations)). Notwithstanding anything to the contrary in this Section 5, the CDMO Operations Financial Statements and the foregoing representations are qualified by the fact that (x) the CDMO Operations have not operated on a stand-alone basis and historically the financial position and results of operations of the CDMO Operations have been reported within the CDMO Operations Financial Statements of Seller, its Subsidiaries or its Affiliates, (y) the CDMO Operations Financial Statements assume certain allocated balances which do not necessarily reflect amounts that would have resulted from arms-length transactions or that the CDMO Operations would entail if operated on a stand-alone basis. The Interim Financial Statements are subject to normal period end adjustments and the absence of notes (that, if presented, would not differ materially from those included in the other CDMO Operations Financial Statements). The Sample Calculation and each calculation of Net Working Capital contained in Section 5.4(e) of the Disclosure Letter has been prepared in good faith and, in all material respects, consistent with the definition of Net Working Capital and the Accounting Principles.
(b)Except as set forth in Section 5.4(b) of the Disclosure Letter or as described in the CDMO Operations Financial Statements, there has been no change in Seller’s accounting policies since March 31, 2025. Seller has established and maintains a system of internal accounting controls (1) to permit preparation of CDMO Operations Financial Statements in conformity with Seller’s historical accounting practices, consistently applied, (2) to maintain accountability for assets, and (3) to ensure that the assets of the CDMO Operations have been recorded in conformity with Seller’s historical accounting practices, consistently applied.
(c)To the Knowledge of Seller, there has been no fraud, whether or not material, that involves Seller’s management or current or former employees who have a role in the preparation of the CDMO Operations Financial Statements or the internal accounting controls utilized by Seller in the preparation thereof and there has been no claim or allegation regarding any of the foregoing. There are no significant deficiencies or weaknesses in the design or operation of Seller’s internal controls that could adversely affect Seller’s ability to record, process, summarize and report financial data.
(d)Seller and its Subsidiaries have no Liabilities relating to CDMO Operations of a type required to be recorded on a balance sheet prepared in accordance with GAAP except for (i) Liabilities that are in the CDMO Operations Financial Statements, (ii) were incurred since December 31, 2025 in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law), or (iii) are not, individually or in the aggregate, material in amount and would not materially impair the ownership or use of the Purchased Assets or operation of the CDMO Operations, taken as a whole.
(e)The Accounts Receivable reflected in the CDMO Operations Financial Statements and the Estimated Closing Statement (i) have arisen from bona fide transactions entered into by Seller in the ordinary course of business; (ii) are not subject to any written claims or to the Knowledge of Seller, rights of set-off or other defenses or counterclaims, in each case, other than normal cash discounts, allowances or adjustments accrued in the ordinary course of business; and (iii) except (1) as reserved against in accordance with Seller’s historical accounting practices, consistently applied or (2) subject to a reserve for bad debts reflected on the CDMO Operations Financial Statements, are collectible in the ordinary course of business. Since July 1, 2025, Seller has not accelerated or attempted to accelerate the collection of any accounts receivable of Seller in any material respect outside of the ordinary course of business. The accounts receivable of Seller are not subject to discount except for trade, early payment or similar discounts made in the ordinary course of business.
5.5Inventory. All Inventory included in the Purchased Assets consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective, expired or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in the CDMO Operations Financial Statements. All such Inventory is owned by Seller free and clear of all Liens (other than any Permitted Liens), and no Inventory is held on a consignment basis.
5.6Taxes.
(a)Seller has filed or caused to be filed all material Tax Returns required to have been filed on or before the date hereof and all such Tax Returns were and are correct and complete in all material respects. All material Taxes (whether or not shown as due on the Tax Returns) that are due from Seller have been timely paid in full. No claim has been made, and Seller has not received written notice of a proposed claim, by any Governmental Authority in any jurisdiction where Seller does not file Tax Returns, that Seller is or may be subject to taxation by that jurisdiction with respect to the Facility, the CDMO Operations, any of the Purchased Assets or otherwise. Seller has not received written notice of a proposed audit by any Governmental Authority.
(b)Seller has withheld and timely paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, creditor, stockholder or other third party with respect of any Tax period up to and including the Closing Date.
(c)Seller has in all material respects collected all sales, value-added and use Taxes required to be collected relating to the Facility, the CDMO Operations or the Purchased Assets, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority (or have furnished properly completed exemption certificates and have maintained all such records and supporting documents in the manner required by all applicable Laws).
(d)There are no liens for Taxes upon any of the Purchased Assets, other than Permitted Liens.
(e)All material Tax deficiencies relating to the Facility, the CDMO Operations or the Purchased Assets asserted as a result of any examination by a Governmental Authority of a Tax Return relating to the Facility, the CDMO Operations or the Purchased Assets have been paid in full.

(f)The aggregate unpaid Taxes of Seller do not, as of March 31, 2026, exceed the reserve for such Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent CDMO Operations Financial Statements, and are not reasonably expected to exceed that reserve as of Closing (such reserve as adjusted for operations in the ordinary course through Closing).
(g)No proposed adjustment, audit or administrative or judicial proceeding is currently underway, pending or, to the Knowledge of Seller, threatened involving any Tax or Tax Return relating to Seller, the Facility, the Purchased Assets or the CDMO Operations.
(h)Seller has not entered into any closing agreements with any Governmental Authority, and has not requested or received any Tax rulings from any Governmental Authority that relate to the Facility, the Purchased Assets or the CDMO Operations.
(i)None of the Purchased Assets are (1) tax-exempt use property under Section 168(h) of the Code; (2) tax-exempt bond financed property under Section 168(g) of the Code; (3) limited use property under Revenue Procedure 2001-28; (4) treated as owned by any other Person under Section 168 of the Code; or (5) subject to any provision of Law comparable or similar to any of the provisions listed in (1) through (4) above.
(j)None of the Purchased Assets are (1) stock, (2) partnership interests or (3) any other equity interests in any Person for Tax purposes.
(k)Seller has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. No power of attorney has been executed by or on behalf of Seller relating to Taxes with respect to the Facility, the Purchased Assets or the CDMO Operations that is currently in force.
(l)With respect to any material Tax exemption, Tax holiday or other Tax reduction Contract or agreement with, or Order by, any Governmental Authority to which the Facility, the Purchased Assets or the CDMO Operations are, or have been, the subject of (a “Tax Holiday”), Seller, its Subsidiaries and its Affiliates have complied with all material requirements of any such Tax Holiday, there currently exists no grounds for a clawback of a benefit with respect to such Tax Holiday, and the transactions contemplated under this Agreement will not terminate such Tax Holiday or result in a clawback of any benefits with respect to such Tax Holiday.
5.7Absence of Changes. Since the March 31, 2025: (a) there has not occurred any Material Adverse Effect; (b) Seller and its applicable Affiliates have conducted the CDMO Operations, in the ordinary course of business consistent with past practice; (c) neither Seller nor any of its Affiliates has taken any action that would, if taken after the date hereof, be prohibited by Section 7.2(a); (d) there has not occurred any material change in procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, prepayment of expenses, accrual of other expenses, deferral of revenue or acceptance of customer deposits; and (e) Seller has not experienced any material damage, destruction or Loss (whether or not covered by insurance) with respect to any Purchased Asset with a value in the aggregate in excess of $75,000 other than in the ordinary course of business.
5.8No Litigation. There are, and since January 1, 2023, there have been, no Actions pending, or, to the Knowledge of Seller, threatened, against Seller or its Subsidiaries with respect to the CDMO Operations, the Purchased Assets or the Assumed Liabilities, or any of its officers or directors (in their capacities as such). There is no judgment, decree or order against Seller with respect to the CDMO Operations, the Purchased Assets or the Assumed Liabilities, any stockholder (in its capacity as such) or, to the knowledge of Seller, any of its directors or officers (in their capacities as such), that seeks to enjoin or obtain monetary damages in respect of, the consummation of the Transactions. There are no outstanding Governmental Orders or settlements that restrict the CDMO Operations, the Purchased Assets or the Assumed Liabilities. To the Knowledge of Seller, no event has occurred or circumstances exist that is reasonably likely to give rise or serve as a Basis for any such Actions or Governmental Orders. There are no Actions by Seller or its Subsidiaries pending, or that Seller or its Subsidiaries intend to initiate, against any other Person with respect to the CDMO Operations.
5.9Compliance with Laws.
(a)Seller is, and since January 1, 2023, has been, in compliance in all material respects with all Laws applicable to the Purchased Assets and conduct of the CDMO Operations. Since January 1, 2023, Seller has not received any notice alleging that the Purchased Assets or CDMO Operations are not in such compliance.
(b)Since January 1, 2023, the products developed by the CDMO Operations and/or the Facility have been and are being researched, developed, manufactured, imported, exported, labeled and distributed in material compliance with applicable Healthcare Laws and permits.
(c)Except as set forth on Section 5.9(c) of the Disclosure Letter, the conduct of the CDMO Operations by Seller is, and since January 1, 2023, has been, in compliance in all material respects with all applicable Healthcare Laws, including current Good Manufacturing Practices. Since January 1, 2023, Seller has not received any written notice of any critical negative finding in connection with the CDMO Operations resulting from an inspection or audit from any Governmental Authority.
(d)Except as set forth on Section 5.9(d) of the Disclosure Letter, Since January 1, 2023, Seller has not received any FDA Form-483, warning letter, untitled letter or similar notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any Healthcare Laws or permits.
(e)Seller, the CDMO Operations and Facility are, and since January 1, 2023, have been, in material compliance with all Healthcare Laws applicable to the CDMO Operations and the Facility, and Seller has not received written notice of any civil, criminal, administrative or other Action, subpoena, suit, demand, claim, hearing, proceeding or notice by or before a Governmental Authority pending, received or to the Knowledge of Seller, threatened against Seller with respect to the CDMO Operations or the Facility that alleges a violation of applicable Healthcare Laws. To the Knowledge of Seller, no Person has filed against Seller an action relating to the CDMO Operations or the Facility under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).
(f)Neither Seller nor, to the Knowledge of Seller, the current and former employees and agents of Seller and any Person acting on any of their behalf are not, and since January 1, 2023 have not been, in material violation of, or been charged with any material violation of any Law (including any applicable environmental, labor, export control or foreign corrupt practices Law), Governmental Order or CDMO Permit (as defined below) to which Seller or any Purchased Asset is or was subject.
(g)Neither Seller or any of the current employees nor, to the Knowledge of Seller, any of the former employees, any agents of Seller, or any other Person acting on behalf of Seller, the current or former employees, or agents of Seller have, with respect to the CDMO Operations, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (2) made any unlawful payment to any government official or employee or any political party, political party official, or candidate for political office or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Authorities, (3) in conjunction with the operation of the CDMO Operations, violated or failed to comply with any applicable Law related to the sale, marketing, promotion or export of goods or (4) provided any bribe, improper rebate, payoff, kickback or other unlawful payment of any nature using corporate funds or on behalf of Seller or any of its Affiliates. All Laws referred to in the preceding sentence are defined herein as “Anti-Corruption Laws.” Seller has implemented compliance, auditing and monitoring policies, processes and systems of internal controls regarding the compliance of Seller, the current and former employees and agents of Seller and any Person acting on behalf of Seller or the current or former employees or agents of Seller with all Anti-Corruption Laws and made available those policies to Purchaser. Such policies, processes and systems of internal controls are reasonably adequate to ensure compliance by Seller, the employees and agents of Seller and any Person acting on behalf of Seller or the employees or agents of Seller with all Anti-Corruption Laws.
(h)Neither Seller nor, to the Knowledge of Seller’s, any of its respective owners, officers, managers, directors, employees are or have been: (i) debarred, excluded, or suspended from participating in any state or federal health care program; (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act in connection with any material violation of any state or federal health care program requirement; (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (iv) charged with, convicted of or entered into a plea of guilty or nolo contendere to any criminal or civil offense relating to the delivery of any item or service under a state or federal health care program. Neither Seller, nor, to the Knowledge of Seller, any of its officers or employees has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities.”
(i)Seller has not had, and does not have, any arrangements whether written or oral with health care professionals, health care organizations or any Person that may be a potential referral source to the CDMO Operations for the purpose of inducing or rewarding the referral of business or the generation of business involving any item or service reimbursable under any state or federal health care program, or that would otherwise violate Healthcare Laws.
(j)Seller has not, and does not, receive any direct form of reimbursement, funds, grants or other type of compensation from any payers, including government payers, associated with the CDMO Operations.
5.10Governmental Authorizations. Seller possesses or has the benefit of all material Governmental Authorizations necessary for the CDMO Operations or that are necessary for the lawful ownership of the Purchased Assets (“CDMO Permits”). All CDMO Permits are listed in Section 5.10 of the Disclosure Letter and have been legally obtained and maintained and are in full force and effect in all material respects. Copies of each CDMO Permit have been made available to Purchaser. Seller, the CDMO Operations and the Purchased Assets have not during the past three years been and are not in violation in any material respect of and have not during the past three years been and are not being operated in violation in any material respect of the terms of any CDMO Permit. There is no Action pending or threatened in writing regarding any CDMO Permit or any failure to comply with any material term or requirement of any CDMO Permit or to revoke, withdraw, suspend, cancel, terminate, expire or modify any such CDMO Permits, nor is there any Basis therefor.
5.11Material Contracts.
(a)Section 5.11(a) of the Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list (grouped according to the following categories) of each of the following

Contracts related to any Purchased Asset, Assumed Liability or the CDMO Operations (each such Contract, a “Material Contract”):
(i)any Contract for the purchase by Seller from a third party of materials, supplies or equipment or the provision to Seller by a third party of services, in each case, which is not terminable within 90 days by Seller without liability or cost and (a) which involved aggregate payments by Seller to such third party of more than $[***] in the year ended December 31, 2025, or (b) which Seller reasonably anticipates will involve aggregate payments by Seller to such third party of more than $[***] in any calendar year;
(ii)any lease or similar Contract with any third party in respect of the CDMO Operations which has a remaining commitment of one year or more and which Seller reasonably anticipates will involve aggregate payments in excess of $75,000.00 or which encumbers any Purchased Asset (whether in respect of real property or personal property);
(iii)any Contract involving the sale of Inventory or any other material Purchased Assets, other than obsolete or excess assets or equipment sold or disposed of in the ordinary course of business;
(iv)any Contract for any capital expenditures related to the Facility which is not terminable by Seller within 90 days without liability or cost and which Seller reasonably anticipates will involve aggregate payments in excess of $[***];
(v)any Contract for Leased Real Property;
(vi)any Contract containing covenants limiting in any material respect the freedom of Seller or any of its Affiliates to compete with any Person in a line of business, to sell, license or otherwise distribute any of its products, to provide services to customers or potential customers, to solicit business from or perform services for any Person, or to operate in any geographic area or market (or any segment thereof) during any period of time, in each instance with respect to the foregoing, other than implied covenants arising from nonexclusive licenses or commitments which by their operation preclude an exclusive grant to another party for the same activity or service;
(vii)any Contract containing a “most favored nation”, exclusivity, minimum purchase, or similar pricing provision or preferential right, or requirement for Seller to purchase all or substantially all of its requirements of a particular product or service;
(viii)any Contract under which Seller grants rights of refusal, rights of first negotiation or similar rights or terms to any Person;
(ix)any Contract with any Governmental Authority;
(x)any Contract with any labor union or any collective bargaining agreement;
(xi)any Contract involving noncompetition, non-solicitation, invention assignment or other restrictive covenant agreement with any Facility Employee other than such Contract on a standard form provided by Seller;
(xii)any Contract pursuant to which Seller exclusively licenses Intellectual Property to a third party;

(xiii)any Contract for (A) the license of or covenant not to sue or assert under any Transferred Intellectual Property granted by Seller or any of its Affiliates to a third Person (other than non-exclusive licenses entered into in the ordinary course of business in Contracts with customers of the CDMO Operations or contractors of the CDMO Operations to the extent such contractors provide services to the CDMO Operations, in each case, where such grant is in a Contract that is substantially the same as the form of Contract used by Seller or any of its Affiliates with such Persons and that has been disclosed to Purchaser and where such grant is incidental to the purpose of the Contract), (B) the license of or covenant not to sue or assert under any Intellectual Property used in, or related to the conduct of the CDMO Operations granted by a third Person to Seller or any of its Affiliates (other than standard form licenses for generally available off-the-shelf Software involving a one-time payment or annual fee of $25,000 or less), (C) an assignment to Seller or any of its Affiliates from a third Person with respect to any Transferred Intellectual Property, (D) an assignment from Seller or any of its Affiliates with respect to any Intellectual Property right used in, or related to, the conduct of the CDMO Operations and (E) coexistence agreements and agreements to settle any dispute, claim or Action relating to the Transferred Intellectual Property;
(xiv)any Contract relating to the settlement of any Action for an amount in excess of $[*****];
(xv)any Contract with a Material Customer or Material Supplier;
(xvi)any guarantees, trust indenture, mortgage, promissory note, loan agreement, letter of credit, capital lease, swap or hedging arrangement, or other Contract relating to outstanding Indebtedness;
(xvii)any Contract with any Affiliate of Seller with whom Seller does not deal at arms’ length;
(xviii)any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise, except for the sale of products or services or the purchase of supplies in the ordinary course of business or in which an asset has become obsolete or expired in the ordinary course of business; and
(xix)any Contract (other than a Benefit Plan) under which the entering into this Agreement or the consummation of the Transactions would give rise to, or trigger the application of, any rights of any third party or any obligations that would come into effect upon the consummation of the Transactions.
(b)Each Material Contract is valid, binding and in full force and effect and enforceable by Seller in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions. Seller is not, and to the Knowledge of Seller, no other counterparty to any Material Contract is, in each case, in material breach or default of any Material Contract nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under, or permit the termination of, any Material Contract. Seller has not received any written claim or notice of a material breach of or material default under any such Material Contract. Seller has not received any written claim or notice from any party to any Material Contract of such party’s intention to terminate or modify such Assumed Contract in any material respect. Seller has not given any notice of its intention to terminate or has otherwise sought to repudiate or disclaim any Material Contract.

(c)To the Knowledge of Seller, there is no dispute regarding the enforceability, validity or scope of any Material Contract, or performance under any such Material Contract, including with respect to any payments to be made or received by Seller thereunder, nor is there any Basis therefor.
(d)Subject to Section 2.2, all material Contracts relating to the manufacture of Customer Products are included in the Assumed Contracts.
5.12Customers and Suppliers.
(a)Section 5.12(a) of the Disclosure Letter sets forth a true, correct and complete list of the top five customers, measured by revenue, of Seller solely with respect to the CDMO Operations for the 12-month period ended December 31, 2025 (collectively, the “Material Customers”) (and sets forth opposite the name of such Material Customer the amount of consolidated revenue attributable to such Material Customer during such period).
(b)Section 5.12(b) of the Disclosure Letter sets forth a true, correct and complete list of the top ten suppliers, measured by dollar volume of purchases, of Seller solely with respect to the CDMO Operations for the 12-month period ended December 31, 2025 (collectively, the “Material Suppliers”) (and sets forth opposite the name of such Material Supplier the amount of consolidated purchases attributable to such Material Supplier during such period).
(c)Seller has not received any written, or to the Knowledge of Seller, oral notice that any Material Customer or Material Supplier has terminated its relationship, plans to terminate its relationship, will cease doing business with Seller or materially reduce or otherwise alter (in a manner adverse to Seller, including, with respect to any Material Supplier, by increasing pricing terms) its relationship with Seller, will or intends to materially decrease the rate or alter the terms of the business it conducts with (or the revenue it generates for) Seller or is in breach of the terms of any Contract with Seller.
5.13Intellectual Property.
(a)Section 5.13(a) of the Disclosure Letter contains a complete and accurate list as of the date hereof of all Registered Intellectual Property included in the Transferred Intellectual Property, and identifies the following for each item, as applicable: (i) the title or mark, (ii) the legal owner(s), (iii) the jurisdiction of application or registration, (iv) the application or registration number, (v) the date of application and (vi) the date of registration.
(b)Seller or one of its Affiliates is the sole and exclusive owner or licensee of the Transferred Intellectual Property, free and clear of all Liens except for Permitted Liens. The Transferred Intellectual Property is fully transferable, alienable and licensable by Seller or such Affiliate without restriction and without payment to any Person. The consummation of the Transactions will not conflict with, alter or impair Seller’s or its Affiliates’ ability to convey or transfer any rights to the Transferred Intellectual Property or Purchaser’s ability to receive and own the Transferred Intellectual Property. As of the date hereof, no claims are pending or, to the Knowledge of Seller, threatened in writing, against Seller or any of its Affiliates by any Person with respect to the ownership, validity, enforceability, effectiveness or use of any Transferred Intellectual Property. There are no claims pending or threatened by Seller or any of its Affiliates against any Person regarding any actual or potential dilution, misappropriation, violation, or other unauthorized use of the Transferred Intellectual Property and to the Knowledge of Seller, no third party is misappropriating, or otherwise violating any of the Transferred Intellectual Property. None of the Transferred Intellectual Property is or has been subject to any Governmental Order, and neither Seller nor its Affiliates have been subject to any Governmental Order in respect of any other Person’s Intellectual Property.

(c)There is no pending, threatened in writing, or to the Knowledge of Seller, otherwise threatened, action, suit or proceeding before a Governmental Authority against Seller or any of its Affiliates alleging that the possession or use of the Transferred Intellectual Property, the conduct of the CDMO Operations or the possession or use of the equipment on or at the Facility infringes, misappropriates or otherwise violates any Intellectual Property of any third Person. The conduct of the CDMO Operations, the possession or use of the equipment on or at the Facility and the possession or use of the Transferred Intellectual Property have not, from the date that is six (6) years prior to the date hereof, infringed, misappropriated or otherwise violated, and are not infringing, misappropriating or otherwise violating, any Intellectual Property of any third Person. No third Person has in the past six (6) years infringed, misappropriated or otherwise violated, nor is currently infringing, misappropriating or otherwise violating any Transferred Intellectual Property.
(d)Except for any services provided in the Transition Services Agreement, the Transferred Intellectual Property, together with the rights of Purchaser under this Agreement and the Assumed Contracts, includes all Intellectual Property used in connection with, or necessary for, the operation of the CDMO Operations and the use of the equipment at or on the Facility (other than the Excluded Equipment), and there are no other items of Intellectual Property that are necessary to conduct the CDMO Operations in the same manner as conducted during the twelve (12) months preceding the date hereof. Immediately upon Closing, Purchaser shall own or have licensed to it all of the Intellectual Property rights necessary to or used in the conduct of the CDMO Operations and the use of the equipment at or on the Facility (other than the Excluded Equipment) as presently conducted, in each case free from Liens, other than Permitted Liens, and on the same terms and conditions as in effect prior to the Closing as if Purchaser was the original owner or licensee, as applicable. This Section 5.13(d) does not include any representation or warranty with respect to the composition of matter, or the utility of, any Products or any drug substances or drug products that are manufactured or conjugated using the Products.
(e)Each Person who is or was an employee or contractor of Seller or its Affiliates, and who made contributions to the conception, creation or other development of any Intellectual Property by or for Seller or its Affiliates that is contained in the Purchased Assets, has executed and delivered to Seller or such Affiliate a valid enforceable agreement, executed on (or consistent in all material respects with) Seller’s or such Affiliate’s standard form of invention assignment and nondisclosure agreement, a copy of which has been provided to Purchaser, containing a present tense assignment of all such Intellectual Property rights to Seller or such Affiliate, and reasonable confidentiality provisions requiring such Person to use reasonable efforts to protect the Purchased Assets. No employee or former employer (including Material Customers) of Seller or any of its Affiliates has any claim, right, or interest to or in any Intellectual Property that is contained in the Purchased Assets.
(f)No funding, facilities, resources or personnel of any Governmental Authority or any research or educational institution were used to develop or create any Transferred Intellectual Property.
(g)No Trade Secret that is contained in the Purchased Assets, and that Seller has intended to remain generally unknown or unascertainable by others, has been authorized to be disclosed or has been actually disclosed by Seller or any of its Affiliates to any employee, consultant or independent contractor or any third party, in each case, other than pursuant to a written nondisclosure agreement or other written agreement, in each case, including restrictions on the disclosure and use of such Trade Secret that require such Person to use reasonable efforts to maintain the confidentiality of such Trade Secret. To the Knowledge of Seller, no employee, consultant or independent contractor or third party has breached or is in breach of any such nondisclosure agreement or other written agreement.
(h)All Transferred Intellectual Property was conceived, developed or created solely by either (i) employees of Seller or its Affiliates acting within the scope of their employment who have validly and irrevocably assigned, in a valid written assignment, all of their rights title and interest (including all Intellectual Property rights therein) to Seller or such Affiliate, and have waived, subject to limitations of applicable Law any unassignable rights such as moral rights that they may possess in such Intellectual Property or (ii) third parties who have validly and irrevocably assigned, conveyed or otherwise transferred, in a valid written assignment, all of their rights title and interest (including all Intellectual Property rights therein) to Seller, and have waived, subject to limitations of applicable Law any unassignable rights such as moral rights that they may possess in such Intellectual Property.
(i)Seller and its Affiliates have taken commercially reasonable measures to safeguard and maintain the confidentiality and value of all Transferred Intellectual Property.
(j)Neither this Agreement nor the Transactions will result, as a consequence of any actions or inactions of Seller taken prior to Closing, in: (i) Seller, Seller’s Subsidiaries, Purchaser or its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, any of them (other than the assignment of Transferred Intellectual Property to Purchaser as contemplated by this Agreement); (ii) the creation of any Liens on any Transferred Intellectual Property or any Intellectual Property that is owned by or licensed to Purchaser or any of its Affiliates prior to the Closing, (iii) Purchaser or any of its Affiliates being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses; (iv) Purchaser or any of its Affiliates being obligated to pay any royalties or other material amounts to any Person in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby; or (v) the forfeiture or termination, or will give rise to a right of forfeiture or termination, of any of the Transferred Intellectual Property.
(k)Neither Seller nor its Affiliates have granted any options, licenses or agreements relating to the Transferred Intellectual Property, except nonexclusive licenses, express or implied, to vendors, suppliers, distributors, or customers in the ordinary course of business and under which the grant of rights is solely for such third party to provide the applicable services to Seller or its Affiliates or, with respect to customers, to exploit the Customer Products manufactured for such customer. Solely with respect to the CDMO Operation or the use of equipment on or at the Facility (other than Excluded Equipment), neither Seller nor its Affiliates as of the date hereof is bound by or a party to any material options, licenses or agreements of any kind relating to the Intellectual Property of any other Person, except for agreements, express and implied, relating to Software licensed to Seller or its Affiliates in the ordinary course of business.
(l)The Seller IT Assets included in the Purchased Assets (the “Business Systems”), are in good working condition, do not contain any malicious code or defect that would prevent such Seller IT Assets from functioning in the manner Seller applies them to the CDMO Operations and the use of the equipment at the Facility (other than Excluded Equipment) as of the date hereof, and operate and perform as necessary to operate or utilize the CDMO Operations and use the equipment at the Facility (other than Excluded Equipment) in the manner Seller operates or utilizes the CDMO Operations and uses the equipment at the Facility (other than Excluded Equipment) in the twelve (12) months preceding the date hereof. Seller has taken commercially reasonable steps to implement and maintain an information security program designed to protect the Seller IT Assets from unauthorized access or interruption. With respect to the CDMO

Operations and the use of the equipment at the Facility (other than Excluded Equipment), since January 1, 2023, there have not been any data security incidents, personal data breaches, ransomware incidents or unauthorized access by a third party to Personal Information in the custody of Seller that required notification under Privacy Laws or, to the Knowledge of Seller, any service provider acting on behalf of Seller. Neither the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements, nor the performance by Purchaser of its obligations hereunder and thereunder, including any transfer of Personal Information to Seller, will violate any material Privacy Laws.
5.14Title. Seller has, or as of the Closing Date will have, and will transfer to Purchaser, (a) good and valid title to the tangible Purchased Assets, free and clear of all Liens (other than Permitted Liens); and (b) the right to use all real and personal tangible property contained in the Purchased Assets that it leases. The tangible Purchased Assets are in the exclusive possession and control of Seller and no Person other than Seller is entitled to possession of any portion of the tangible Purchased Assets.
5.15Assets Used in the CDMO Operations. Except for Shared Contracts, the Shared Services and services to be provided to Purchaser or any of its Affiliates pursuant to any of the Ancillary Agreements, the Purchased Assets constitute all material assets used in, held for use in, or necessary for the conduct of, the CDMO Operations as heretofore conducted and are adequate in all material respects to enable Purchaser and its assignees to conduct the CDMO Operations and use and operate the Purchased Assets in substantially the same manner as the conduct of the CDMO Operations and the use and operation of the Purchased Assets by Seller as of the date hereof. Each tangible asset included in the Purchased Assets is in good operating condition and repair, subject to normal wear and tear, suitable for the purposes for which it is currently being used.
5.16Environmental Matters. Seller (solely to the extent related to the Purchased Assets) and the Purchased Assets are, and since January 1, 2023, have been, in compliance in all material respects with all applicable Environmental Laws. Seller (solely to the extent related to the Purchased Assets) and the Purchased Assets hold, and are in compliance in all material respects with, all material Environmental Permits required for the conduct of the CDMO Operations as currently conducted. Seller has not received, since January 1, 2023 (or earlier if unresolved), any written notice from any Governmental Authority or any other Person that alleges that Seller (solely to the extent related to the Purchased Assets) or CDMO Operations are in material violation of, or have any material liability under, any Environmental Law. There are no pending or, to the Knowledge of Seller, threatened Actions against Seller asserting any material violation of, or material liability under, any Environmental Laws (solely to the extent related to the Purchased Assets). There has been no Release of Hazardous Materials as a result of CDMO Operations on, at, under or from the Facilities in a manner that has resulted, or would reasonably be expected to result, in material liability of Seller under Environmental Laws.
5.17Benefit Plans.
(a)Section 5.17(a) of the Disclosure Letter lists each material Benefit Plan, and, to the extent applicable, Seller has made available to Purchaser: (i) a true and correct copy of each such Benefit Plan (or in the event any such Benefit Plan is not in writing, a summary of the material terms of each such Benefit Plan), (ii) all determination or national office opinion letters from the IRS with respect to each such Benefit Plan, (iii) all current summary plan descriptions, summaries of material modifications, annual reports and summary annual reports with respect to each such Benefit Plan, and (iv) all current trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under each such Benefit Plan.
(b) (i) Each Benefit Plan is, and has been, established, maintained and operated in compliance in all material respects with applicable Laws and with its terms, (ii) no Action, assessment, complaint, proceeding or investigation of any kind (other than routine claims for benefits) is pending or threatened in writing with respect to any Benefit Plan, and (iii) there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans that could reasonably be expected to result in any Liability or excise Tax under ERISA or the Code being imposed on Purchaser or its Affiliates.
(c)Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on an opinion or advisory letter from the IRS, as to its qualification under the Code, and to the Knowledge of Seller, no event or omission has occurred since the date of such determination, opinion, or advisory letter that would materially and adversely affect such qualification.
(d)Neither Seller nor any ERISA Affiliate has, within the preceding six year period, maintained, contributed to, or been required to contribute to (i) any “defined benefit plan” within the meaning of Section 3(35) of ERISA, any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Seller does not have any Liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person that could reasonably be expected to result in any Liability being imposed on Purchaser or its Affiliates.
(e)With respect to each group health plan benefitting any current or former employee of Seller or any ERISA Affiliate that is subject to Section 4980B of the Code, Seller and each such ERISA Affiliate have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA.
(f)Except where it would not result in any Liability to Purchaser or its Affiliates, neither Seller nor any of its Subsidiaries or Affiliates provides or has any obligation to provide health or welfare benefits or any other non-pension benefits to any Facility Employees or Facility Contractors after their employment or service is terminated (other than through the conclusion of the calendar month in which such termination of employment occurs or as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).
(g)No Benefit Plan is subject to the laws of any jurisdiction outside the United States.
(h)Neither the execution and delivery of this Agreement nor the consummation of the Transactions would (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Facility Employee or Facility Contractor; (ii) result in any “excess parachute payment” as defined in Section 280G of the Code; or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Facility Employee or Facility Contractor.
5.18Employee and Labor Matters.
(a)Section 5.18(a) of the Disclosure Letter contains a true and complete listing, as of the date hereof, of each Facility Employee, setting forth for each Facility Employee: their name; position or title; immigration status; whether classified as exempt or nonexempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the Facility Employee’s annual base salary, hourly or other rates of compensation; bonus potential; average scheduled hours per week; date of hire; business location (including if they work remotely); status (i.e., active or inactive and if inactive, the type of leave and estimated duration); any visa or work permit status and the date of expiration, if applicable; and the total amount of bonus, retention, severance and other amounts to be paid to such Facility Employee at the Closing or otherwise in connection with the transactions contemplated hereby.
(b)Section 5.18(b) of the Disclosure Letter contains a complete and accurate list of all of the Facility Contractors, setting forth for each Facility Contractor his, her or its role or nature of services provided; the start and termination date of any contract binding the Facility Contractor; and the respective compensation of each such Facility Contractor.
(c)(i) There is no, and since January 1, 2023, there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or threatened against or affecting the CDMO Operations; (ii) as of the date hereof, neither Seller nor any of its Affiliates have any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any Facility Employees or Facility Contractors with respect to the wages, hours or other terms and conditions of employment of any Facility Employee or Facility Contractor; (iii) there is no collective bargaining agreement or other Contract with any Union, or work rules or practices agreed to with any Union, binding on Seller, or being negotiated, with respect to the CDMO Operations or any Facility Employee or Facility Contractor; and (iv) Seller has not engaged in any material violation of any law with respect to Facility Employees and Facility Contractors. As of the date hereof, (1) no Union or other Person has made a pending demand for recognition or certification, (2) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Seller, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (3) to the Knowledge of Seller, there are no labor union organizing activities with respect to any employees of Seller.
(d)Since January 1, 2023, Seller has been in compliance in all material respects with all applicable Laws respecting labor and employment matters with respect to Facility Employees and Facility Contractors, including fair employment practices, pay equity, restrictive covenants, the classification of Facility Contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, labor relations, employee leave and wages and hours, including payment of minimum wages and overtime. Seller is not delinquent in any payments to any Facility Employee or Facility Contractor for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such Facility Employees or Facility Contractors.
(e)Since January 1, 2023, Seller has not been involved in any Action with respect to employment or labor matters regarding Facility Employees or Facility Contractors (including allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of Facility Contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices). Since January 1, 2023 neither Seller nor any of its Affiliates has entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct, harassment or discrimination by any current or former Facility Employees or Facility Contractors.
(f)Seller has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law with respect to the

Facility or the CDMO Operations. During the 90-day period preceding the date hereof, no Facility Employee or Facility Contractor has suffered an “employment loss” as defined in the WARN Act with respect to Seller.
(g)In the past twelve (12) months, (i) no Person who was a member of Facility management or a key employee at the Facility has been terminated for any reason; and, (ii) to the Knowledge of Seller, no Facility Employee has provided Seller with written notice of any termination of his, her or its employment or service arrangement with Seller.
(h)Seller has made available to Purchaser Seller’s standard form invention assignment agreement used with Facility Employees. Section 5.18(h) of the Disclosure Letter sets forth each Facility Employee who is not subject to an invention assignment agreement in a substantially similar form to the form provided to Purchaser.
(i)Section 5.18(i) of the Disclosure Letter lists all employee manuals and handbooks, policy statements and agreements relating to the employment or other relationship of all current Facility Employees as of the date of this Agreement and Seller has delivered to Purchaser accurate and complete copies of the same.
(j)All current Facility Employees are, and all former Facility Employees whose employment terminated, voluntarily or involuntarily, within the three years prior to the date hereof were, legally authorized to work in the United States. Seller has completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986, for the workers hired prior to the date of this Agreement, and Seller has complied with anti-discrimination provisions thereof.
(k)No current or former Facility Employee or Facility Contractor is (1) to the Knowledge of Seller, in violation in any respect of any term of any employment agreement, non-disclosure, confidentiality agreement or consulting agreement or other Contract with Seller or any of its Affiliates or non-competition agreement, non-solicitation agreement or other Contract or any restrictive covenant with a former employer or principal relating to the right of any such Facility Employee or Facility Contractor to be employed by or provide services to Seller or any of its Affiliates because of the nature of the business conducted or presently proposed to be conducted by it, including the CDMO Operations, or to the use of trade secrets or proprietary information of others; or (2) a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights agreement, with any other Person that in any way adversely affects or will affect (A) in the case of a current Facility Employee or Facility Contractor, the performance of such Facility Employee’s or Facility Contractor’s duties for Seller or (B) in case of a current or former Facility Employee or Facility Contractor, such Facility Employee’s or Facility Contractor’s ability to assign to Seller rights to any invention, improvement, discovery or information relating to the CDMO Operations.
(l)All Facility Employees are employed at-will, and no Facility Employee is subject to any employment contract for a term of employment with Seller, whether oral or written.
(m)Except as set forth on Section 5.18(m) of the Disclosure Letter, since January 1, 2023, no allegations or investigations of sexual harassment, other harassment or unlawful discrimination, misconduct or retaliation have been made to, or to the Knowledge of Seller, involved Seller, with respect to any Facility Employee or Facility Contractor, and Seller has not otherwise become aware of any such allegations or investigations or conducted any formal written disciplinary action in connection therewith. To the Knowledge of Seller, there is no Basis to give rise to a claim of sexual harassment, other unlawful harassment or unlawful discrimination, misconduct or retaliation against or involving any Facility Employee or Facility Contractor.
5.19Real Estate.
(a)No fee simple interest in real property owned by Seller is included in the Purchased Assets.
(b)Seller has made available true, correct and complete copies of all Real Property Leases to Purchaser, as set forth and described on Section 5.19(b) of the Disclosure Letter.
(c)Seller holds valid and existing leasehold interests in the Leased Property, free and clear of all Liens other than Permitted Liens, except that Seller makes no representation regarding the priority or enforceability of any Real Property Lease solely to the extent that such priority or enforceability would not have been contested had such Real Property Lease been recorded in the applicable land records. No Real Property Lease is recorded in the applicable land records and each of the Real Property Leases is valid, binding and in full force and effect and enforceable as between Seller and the landlord by Seller in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions. Seller currently enjoys peaceful and undisturbed possession of the Leased Property as provided in the Real Property Lease. Seller is not, and to the Knowledge of Seller, no other counterparty to any Real Property Lease is, in each case, in material breach or default of any Real Property Lease nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under, or permit the termination of, any Real Property Lease.
(d)Seller has not received any written notice alleging a material breach, violation or default under any of the Real Property Leases that remains uncured. Seller has not received any written notice of (i) any current pending condemnation of any portion of the Leased Property or (ii) any violation of applicable building, fire, or zoning, or accessibility codes or Laws (including the Americans with Disabilities Act of 1990, as) amended with respect to the Leased Property for which Seller, as tenant, is responsible under the applicable Real Property Lease and that remain uncured and to the Knowledge of Seller none exist. None of the Leased Property is currently subleased, licensed or granted to any Person to use or occupy such Leased Real Property by Seller. Seller has not received any written notice from the landlord of an intention to terminate any Real Property Lease. Seller has not given the landlord any written notice of its intention to terminate any Real Property Lease.
(e)To the Knowledge of Seller, the Leased Real Property is in good operating condition and adequate to permit the use thereof in the manner that is currently utilized by Seller for the CDMO Operations. To the Knowledge of Seller, there are no physical, structural or mechanical defects, deficiencies or damages to the mechanical, electrical, HVAC or other similar building systems serving the Leased Real Property, in each case, except as would not materially interfere with the CDMO Operations conducted by Seller as of the date hereof or as set forth in Section 5.19(e) of the Disclosure Letter.
(f)The freezer units located in the Facility at the Manufacturing Leased Real Property (collectively, the “Facility Freezers”) have sufficient capacity, taking into account the allocation of freezer space to the Subtenant under the Sublease, to service the CDMO Operations as projected by Seller and as reflected in the projections made available to Purchaser prior to the date hereof.
(g)The Facility is equipped with an electronic card key access system that, as of the Closing, will be capable of being configured on a room-by-room basis at specific access points to restrict or grant access to individual rooms, laboratories and other areas within the Facility (the “Card Key System”). The Card Key System in place at Closing will be in good working order.
5.20Data Privacy and Security.
(a)Seller complies and since January 1, 2023, has complied with, all: (i) Privacy Laws; (ii) Seller’s published policies and contractual obligations related to data privacy and security; and (iii) all required industry standards related to data privacy and security including, to the extent applicable, the Payment Card Industry Data Security Standard and all other applicable requirements of the payment card brands (collectively, the “Privacy Requirements”).
(b)Seller displays a privacy policy on each website owned, controlled or operated by Seller or its Subsidiaries to the extent materially required by Privacy Laws, and each such privacy policy incorporates all disclosures to data subjects required by the Privacy Laws. None of the disclosures made or contained in any such privacy policy has been inaccurate, misleading or deceptive, or in violation of Privacy Laws.
(c)Seller regularly conducts vulnerability testing or audits of Business Systems, and uses commercially reasonable efforts to remediate or document exceptions for any material vulnerabilities identified in such tests and audits.
(d)In connection with each third-party processing Personal Information on behalf of Seller, Seller has entered into written agreements with terms as required by Privacy Laws.
(e)Since January 1, 2023, there have not been any Actions against Seller or its Subsidiaries related to any data security incidents, ransomware incidents, or any violations of any Privacy Requirements, and to the Knowledge of Seller there is no Basis for any such allegations or claims. Since January 1, 2023, Seller has not received any written or, to the Knowledge of Seller, oral, correspondence relating to, or notice of any Actions or alleged violations of the Privacy Requirements from any Person or Governmental Authority, and there is no such ongoing Action.
5.21Brokers. Except for the fees and expenses of which are a Seller Transaction Expense, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions as a result of any action taken by or on behalf of Seller or any of its Affiliates.
5.22Bulk Transfer Laws. There are no current or past creditors of Seller or its Subsidiaries to whom any Law requires the delivery of notice or from whom any form of consent is required in conjunction with Seller’s undertaking the transactions contemplated by this Agreement.
5.23Facility Books, Documents and Records. The Facility Books, Documents and Records have been prepared, maintained and retained in all material respects in accordance with applicable Law. The Facility Books, Documents and Records are true, correct, and complete in all material respects, and have not been materially altered, modified, supplemented, destroyed or disposed of by Seller or its Affiliates.
5.24Insurance. All material insurance policies of Seller providing coverage for the Purchased Assets, Assumed Liabilities and the CDMO Operations are in full force and effect, (b) Seller is not in breach of or default under, and, to the Knowledge of Seller, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach of or default under, or permit termination or modification under, any such policies, (c) all premiums due with respect to each such policy have been paid, and (d) Seller has not received any written notice of cancellation of, premium increases with respect to, or alteration of coverage under, any such policies (other than in connection with renewals in the ordinary course of business).

5.25Transactions with Affiliates. No officer or director or stockholder of Seller (nor any immediate family member of any of such Persons), has, directly or indirectly, (a) any material interest in any third party which furnished or sold, or furnishes or sells, services, products or technology competitive with those furnished or sold by the CDMO Operations, (b) any material interest in any third party that purchases from or sells or furnishes to the CDMO Operations any goods or services or (c) any material interest in any Contract to which Seller is a party (except for normal compensation for services as an officer or director) relating to the CDMO Operations.
6.Representations and Warranties of Purchaser
Purchaser represents and warrants to Seller as follows:
6.1Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Taiwan, and Bora Biologics is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.
6.2Authority; Binding Effect.
(a)Parent has all requisite corporate power and authority, and Bora Biologics has all requisite limited liability company power and authority, to execute and deliver this Agreement and each of the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate and limited liability company action. Other than the approval of the board of directors or equivalent body of Purchaser, which approval has been obtained, no other proceedings on Purchaser’s or Purchaser’s stockholders’ or members’ part are necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.
(b)This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, and each of the Ancillary Agreements will be, prior to the Closing, duly executed and delivered by Purchaser and will, after the Closing, constitute a valid and binding obligation of Purchaser, in each case enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.
6.3Non-Contravention.
(a)The execution and delivery of this Agreement by Purchaser does not, and the execution and delivery by Purchaser of the Ancillary Agreements will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under any provision of (i) the certificate of incorporation or bylaws (or equivalent organizational documents) of Purchaser, (ii) any Contract to which Purchaser is a party, or (iii) any judgment, order, or decree, or, subject to the matters referred to in paragraph (b) below, Laws applicable to Purchaser, other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.
(b)No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the consummation of the Transactions, other than (i) compliance with and filings under applicable Law in connection with the Specified Governmental Authorizations and (ii)  such consents, approvals, licenses, permits, orders, authorizations, registrations, declarations and filings the absence of which, or the failure to make or obtain which, would not, individually or in the aggregate have a Purchaser Material Adverse Effect.
6.4No Litigation. As of the date hereof, no Action by or before any Governmental Authority is pending or, to the knowledge of Purchaser, threatened in writing against Purchaser, in each case, that would, individually or in the aggregate, have a Purchaser Material Adverse Effect. To the knowledge of Purchaser, there exist no facts or circumstances that would materially impair or materially delay the ability of Purchaser to consummate the Transactions or to perform its obligations under this Agreement and the Ancillary Agreements.
6.5Financial Capability. Purchaser has, and will at the Closing have, sufficient and readily available cash to pay the Purchase Price on the terms and subject to the conditions contemplated by this Agreement.
6.6Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.
7.Covenants
7.1Information and Documents; Notification of Certain Matters.
(a)Prior to the Closing, upon reasonable advance notice and to the extent permitted by applicable Law, Seller shall, and shall cause its Affiliates to, permit Purchaser and its representatives to have reasonable access, during normal business hours, to properties, assets, books, records, agreements, documents, data and files of Seller to the extent relating to the CDMO Operations, Facility Employees, Facility Contractors, or the Purchased Assets and as may be reasonably requested by Purchaser for the sole purpose of consummating the Transactions; provided, however, that such access shall not unreasonably interfere with Seller’s or such Affiliates’ operation of their respective businesses, including the CDMO Operations; and provided further that Seller may restrict the foregoing access (i) to the extent that, in the reasonable judgment of Seller, such access or provision of information would result in a violation of confidentiality obligations to a third party, (ii) to the extent that disclosure of any such information would result in disclosure of any proprietary information or Trade Secrets of Seller or any other Person (other than with respect to the CDMO Operations), (iii) to the extent that disclosure of any such information would result in the loss or waiver of the attorney-client privilege or (iv) in connection with any Action between Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. In no event shall Purchaser or its representatives be entitled to conduct any invasive or intrusive sampling or testing of any environmental media, including any air, soil, subsurface strata, sediment, surface water or groundwater or any other materials at, on or under the Facilities prior to the Closing.
(b)Subject to Section 9.6, all information received by Purchaser and given by or on behalf of Seller or any of its Affiliates in connection with this Agreement and the Transactions will be held by Purchaser and its Affiliates, agents and representatives as “Proprietary Information” as defined in, and pursuant to the terms of, the Confidentiality Agreement.
(c)No information or access provided to Purchaser or its representatives pursuant to this Section 7.1, or any other investigation made by or on behalf of Purchaser, will affect any of the representations or warranties of Seller contained in this Agreement, the Ancillary Agreements or any certificates delivered pursuant hereto and thereto, or the conditions hereunder to the obligations of Purchaser.
(d)Each of Purchaser and Seller shall promptly notify the other Party if it becomes aware of any Action instituted or threatened in writing against such Party to restrain, prohibit or otherwise challenge the legality of any of the Transactions.

7.2Conduct of CDMO Operations.
(a)From and after the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to Article 8 (the “Interim Period”), except (i) as set forth on Schedule 7.2, (ii) as otherwise expressly contemplated by this Agreement, (iii) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iv) in good faith response to any emergency, disaster or other exigent circumstance, including any actual or threatened casualty, force majeure event, public health emergency, cyber incident or other event or circumstance that presents a material risk to the health or safety of any Person, the environment, the Facility, the Purchased Assets or the continued operation of the CDMO Operations or (v) as may be required to comply with any applicable Law, Seller shall use commercially reasonable efforts to: (A) operate and carry on the business conducted in connection with the CDMO Operations in the ordinary course of business in all material respects as conducted immediately prior to the date hereof; (B) preserve, in all material respects, the Purchased Assets in good operating condition in the ordinary course of business; and (C) maintain, in all material respects, its existing relationships with Facility Employees, Facility Contractors and material suppliers with respect to the CDMO Operations (except for terminations by Seller or its Affiliates for cause or terminations by the Facility Employees, Facility Contractors or suppliers). During the Interim Period, except (1) as set forth on Schedule 7.2, (2) as otherwise expressly contemplated by this Agreement, (3) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed); (4) in good faith response to any emergency, disaster or other exigent circumstance, including any actual or threatened casualty, force majeure event, public health emergency, cyber incident or other event or circumstance that presents a material risk to the health or safety of any Person, the environment, the Facility, the Purchased Assets or the continued operation of the CDMO Operations or (5) as may be required to comply with any applicable Law, Seller shall not, in each case with respect to the business conducted in connection with the CDMO Operations:
(i)(A) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement, (B) renew, extend, amend or otherwise modify any Material Contract (or any Contract that would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement), (C) terminate any Material Contract (or any Contract that would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement), or (D) take or omit to take any action where the taking or omission of such action would constitute a material violation or default under any Material Contract (or any Contract that would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement), in each case, other than (i) renewals or expirations of Contracts in the ordinary course of business and pursuant to the terms thereof or (ii) with respect to replacements of Contracts with Material Suppliers which have economic and other material terms and conditions that are no less favorable to Seller or Purchaser than the terms and conditions of the replaced Material Contract;
(ii)create or incur any Assumed Indebtedness or create a Lien (other than Permitted Liens) on any Purchased Asset that would not be released prior to the Closing;
(iii)incur, create or assume any Lien, other than Permitted Liens, with respect to any Purchased Asset, other than any Lien that (A) is incurred in the ordinary course of business or (B) is released at or prior to the Closing;
(iv)sell, transfer, lease, sublease, license, sublicense, grant any covenant not to sue or assert with respect to, abandon, dedicate to the public, disclose (with respect to

Trade Secrets) or otherwise dispose of any Purchased Assets, other than any Inventory or obsolete, damaged or replaced assets or equipment, sold or otherwise disposed of in the ordinary course of business consistent with past practice;
(v)enter into any lease of real property or modify or amend any Lease;
(vi)grant to any Facility Employee or Facility Contractor any increase in, as applicable, compensation, employee benefits or, in the case of a Facility Contractor, similar benefits (excluding any arrangements that do not involve payments extending past the Closing Date), other than (A) as required under any Benefit Plan, or (B) pursuant to contractual commitments or arrangements that will not result in any Liability to Purchaser or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller or its Affiliates);
(vii)with respect to any Facility Employee or Facility Contractor, attempt to persuade any such employee to terminate his or her relationship with Seller or not to commence employment or service with Purchaser following the Closing;
(viii)(i) hire or engage (A) any employees, officers, directors, or managers to be a Facility Employee (other than to replace or fill any vacancy created by the termination of a Facility Employee; provided that such replacement service provider receives or will receive, in the aggregate, total compensation less than or substantially similar to the relevant replaced or terminated Facility Employee) or (B) any independent contractors, or other individual service providers to be a Facility Contractor, or (ii) terminate the employment or engagement of any Facility Employee or Facility Contractor (except for any terminations for “cause” and actions required by applicable Law or for health and safety reasons, in each case, upon prior written notice to Purchaser);
(ix)adversely modify, amend, terminate or otherwise waive, release or assign any material rights, claims or benefits under any Material Contract in any material respect;
(x)enter into or negotiate any collective bargaining agreement or similar Contract with respect to any Facility Employee;
(xi)(A) make, revoke or change any material Tax election with respect to the Facility, the Purchased Assets or the CDMO Operations, (B) amend any material Tax Return with respect to Facility, the Purchased Assets or the CDMO Operations, (C) extend or waive any statute of limitations or assessment period with respect to Taxes or Tax Returns relating to the Facility, the Purchased Assets or the CDMO Operations, (D) enter into any closing agreement or settlement with any Taxing Authority relating to the Facility, the Purchased Assets or the CDMO Operations or (E) fail to pay any material Taxes when due with respect to the Facility, the Purchased Assets or the CDMO Operations, in each case, to the extent any such action would reasonably be expected to be binding on or result in a material Tax liability to Purchaser (or any of its Affiliates) following the Closing;
(xii)make any change to any accounting method or system of internal accounting control;
(xiii)settle, release, waive or compromise any Third Party Claim exclusively related to the CDMO Operations, except if such settlement, release, waiver or compromise (A) involves only the payment of monetary damages (and not any injunctive or equitable relief or restrictions on the business activities of Seller exclusively related to the CDMO Operations) and (B) would not require any admission of wrongdoing on the part of Seller or any of its representatives;
(xiv)move any Facility Personal Property or Transferred Business Systems outside of the Facility or into the Research Operation Premises (except to the extent exclusively related to the Research Operations); or
(xv)agree to take any of the foregoing actions.
(b)Notwithstanding the foregoing, nothing herein will prohibit or otherwise restrict in any way the operation of the business of Seller or any of its Affiliates except solely with respect to the conduct of the CDMO Operations as expressly set forth herein.
(c)Nothing in this Agreement grants Purchaser or its Affiliates any right to manage, control, direct, or participate in the management of the CDMO Operations during the Interim Period. Except as otherwise permitted under this Agreement or with Seller’s prior written consent, Purchaser shall not, during the Interim Period, interfere with the Purchased Assets or the CDMO Operations, nor contact or otherwise communicate with any Facility Employee or Facility Contractor regarding the Transactions.
7.3Consents and Regulatory Filings.
(a)During the Interim Period, Purchaser and Seller shall each use their respective commercially reasonable efforts in attempting to obtain any consents, approvals, authorizations and confirmations of non-objection of any third party (including any Governmental Authority) and taking other actions as is necessary to consummate the Transactions as soon as reasonably practical following the date hereof in any event, prior to the Outside Date; provided, however, that such actions shall not include any requirement of Purchaser, Seller or any of their respective Affiliates to pay any out-of-pocket expenses, commence or participate in any Action, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including any Governmental Authority) except as otherwise expressly provided for in this Agreement (including Sections 2.9, 2.10 and 7.3(b)); provided, further, that neither Purchaser nor its respective officers, employees or authorized representatives may contact any such third party in connection with the Transactions without Seller’s prior written consent, and such consent shall also provide Seller a reasonable opportunity to participate in any such contact.
(b)Purchaser and Seller shall use their commercially reasonable efforts to file as soon as reasonably practicable after the date hereof, but in any event within ten Business Days after the date hereof, the notifications and other information required to be filed under any applicable Law with respect to the Transactions, in each case to the extent applicable, including the Specified Governmental Authorizations. Each Party warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of such applicable Law. Each of Purchaser and Seller agrees to file any additional information requested by such Governmental Authorities under such applicable Law, to make available to the other such information as each of them may reasonably request relative to its business, assets and properties as may be required of each of them to file such additional information and to take all other actions necessary to cause the authorizations, consents, Governmental Orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period under such applicable Law as soon as practicable after the date hereof. Purchaser shall pay or cause to be paid all filing fees in connection with any filings in connection with approvals of Governmental Authorities to any of the Transactions, including in connection with the Specified Governmental Authorizations.
(c)Each of Purchaser and Seller shall, to the extent permitted under applicable Law, (i) permit the other to review, sufficiently in advance to provide comments, any proposed communication by such party to any Governmental Authority relating to any of the Transactions, including any filing or submission referred to in Section 7.3(b), and shall take into account any such comments, (ii) promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to such matters and (iii) provide to the other copies of all correspondence, filings or communications between it (or its advisors) and any such Governmental Authority relating to this Agreement or any of the matters described in this Section 7.3(c); provided that where such correspondence contains or reveals confidential information of Purchaser, Seller or any of their respective Affiliates, disclosure of such information may be limited to external counsel only of recipients other than the disclosing Party. Neither Purchaser nor Seller shall agree to participate in any meeting with any Governmental Authority (including via telephone, conference or video call) in respect of any filings, investigation or other inquiry relating to any of the Transactions unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such meeting.
7.4Employees and Employee Benefits.
(a)Offers of Employment. Prior to the Closing, Purchaser shall, or shall cause one or more of its Affiliates to, offer employment to all Facility Employees (including all Facility Employees on vacation, leave or other authorized absence) to be effective on the Closing Date. Each such offer of employment contemplated pursuant to the immediately preceding sentence shall (i) be on terms and conditions consistent with applicable Law and this Section 7.4, and (ii) be made not later than ten (10) Business Days prior to the Closing Date (or with respect to any individual who first becomes a Facility Employee within fifteen (15) or fewer Business Days prior to the Closing Date; provided that Seller has promptly informed Purchaser of such individual’s hire with Seller, not later than the day immediately prior to the Closing Date) for a position having a title and duties that are comparable to those of the applicable Facility Employee as of immediately prior to the Closing Date, and be within fifteen (15) miles of such Facility Employee’s current geographic work location (unless such Facility Employee works and will continue to work following the Closing remotely). No less than five (5) Business Days prior to making such offers, Purchaser shall make the form of such offer available for Seller’s review and comment and shall consider such comments in good faith (provided that with respect to any individual who first becomes a Facility Employee within fifteen (15) or fewer Business Days prior to the Closing Date, Purchaser shall instead offer employment to such Facility Employee in the form of an offer previously reviewed and commented on by Seller). Each Facility Employee who accepts such an offer of employment and commences employment with Purchaser or one of its Affiliates on or after the Closing Date is referred to herein as a “Transferred Employee.”
(b)Comparability of Compensation and Benefits. For a period of at least twelve (12) months following the Closing Date, Purchaser shall, or shall cause an Affiliate of Purchaser to, provide each Transferred Employee with, so long as such Transferred Employee remains employed by Purchaser or one of its Affiliates: (i) a base salary or wage rate that is no less favorable than that provided to such Transferred Employee by Seller immediately prior to the Closing Date, (ii) annual incentive compensation opportunities that are substantially similar in the aggregate to the annual incentive compensation opportunities that are provided to such Transferred Employee by Seller immediately prior to the Closing Date, and (iii) employee benefits (excluding equity-based compensation or benefits, defined benefit, retiree health or welfare, change in control, severance, retention, nonqualified deferred compensation or other similar compensation or benefits) that are substantially comparable in the aggregate to the employee benefits provided to such Transferred Employee immediately prior to the Closing Date.
(c)Defined Contribution Plans. Purchaser shall use its commercially reasonable efforts to, or shall cause its Affiliates to use their commercially reasonable efforts to, permit all Transferred Employees to be eligible to participate, as of the Closing Date, in one or more qualified defined contribution plans sponsored by Purchaser or any of its Affiliates (“Purchaser DC Plans”). Purchaser shall use reasonable efforts to include provisions in the Purchased DC Plans (i) to allow the acceptance of direct rollovers of “eligible rollover distributions,” as defined in the Code, from accounts of Transferred Employees under Seller’s or its applicable Affiliate’s defined contribution plans (“Seller DC Plans”) and (ii) to permit any such direct rollover to include the promissory note or notes representing any plan loans outstanding to Transferred Employees under Seller DC Plans on the date of the direct rollover, and Purchaser and Seller shall cooperate with each other to enable any such permitted direct rollovers to occur before any such loans become defaulted.
(d)Termination of Participation in Benefit Plans. Effective as of the Closing Date, except as otherwise specifically provided by the terms of a Benefit Plan or as required by applicable Law, all Transferred Employees will cease any participation in, and any benefit accrual under, all Benefit Plans.
(e)Credit for Service. To the extent that service is relevant for purposes of eligibility, entitlement to benefits and vesting (including in order to calculate the amount of any vacation, sick days, gratuities, severance and similar benefits, but not for purposes of defined benefit pension benefit accruals or equity-based compensation or benefits) under any employee benefit plan, program or arrangement established or maintained by Purchaser or any of its Affiliates for the benefit of the Transferred Employees following the Closing Date (the “Purchaser Benefit Plans”), Purchaser shall use commercially reasonable efforts to or shall cause its Affiliates to use commercially reasonable efforts to provide that such plan, program or arrangement shall credit such Transferred Employees for service earned prior to the Closing Date with Seller, any of its Affiliates or any of their respective predecessors in addition to service earned with Purchaser or any of its Affiliates on and after the Closing Date; provided, however, such credit shall not be provided to the extent that (i) such credit would result in a duplication of benefits, or (ii) such service was not recognized under the analogous Benefit Plan that relates to such Purchaser Benefit Plan.
(f)Purchaser Welfare Plans. Purchaser shall use its commercially reasonable efforts, or shall cause its Affiliates to use their commercially reasonable efforts, to permit each Transferred Employee and their eligible dependents to participate, within one day of such time that the Transferred Employee commences employment with Purchaser or one of its Affiliates pursuant to Section 7.4(a), in welfare benefit plans sponsored or designated by Purchaser (“Purchaser Welfare Plans”) or any of its Affiliates that provide benefits, and to waive any waiting periods and actively-at-work requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Transferred Employees and their eligible dependents, in each case, subject to the standard policies and procedures of Purchaser and its Affiliates.
(g)U.S. WARN Act and Other Notices. Purchaser shall be responsible for all liabilities or obligations under the WARN Act arising out of or resulting from any “plant closing,” “mass layoff” or other employment losses resulting from or caused by any action or failure to act by Purchaser on or after the Closing Date (including Purchaser’s failure to comply with its obligations under this Section 7.4). Seller shall be responsible for all liabilities or obligations under the WARN Act arising out of or resulting from any “plant closing,” “mass layoff” or other employment losses resulting from or caused by any action or failure to act by Seller on or before the Closing Date. On the Closing Date, Seller shall provide Purchaser a complete list of all Facility Employees who suffered an employment loss, as defined by the WARN Act, in the ninety (90) days prior to the Closing Date.
(h)Vacation and Paid Time Off. With respect to each Transferred Employee, Seller shall, or shall cause its applicable Affiliate to, pay each such Transferred Employee for any accrued but unused vacation or paid time off through the Closing to the extent required by applicable policies or Law, and Purchaser shall not assume such vacation or paid time off.
(i)Non-Enforcement. Seller acknowledges and agrees that it shall not, and shall cause its Affiliates not to, restrict or enforce any agreement in order to restrict any Transferred Employee from using or disclosing any confidential or proprietary information related to the Purchased Assets or the Assumed Liabilities for the benefit of Purchaser and its Affiliates.
(j)No Amendment; No Third-Party Beneficiaries. The provisions of this Section 7.4 are for the sole benefit of the Parties, and nothing in this Section 7.4, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Transferred Employee, Facility Contractor or other current or former employee or independent contractor of Seller or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including any third-party beneficiary rights). Nothing contained herein shall (i) constitute or be deemed to constitute the establishment, adoption, amendment, modification or termination of any Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement or (ii) obligate Seller, Purchaser or any of their respective Affiliates to (A) maintain any particular Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement or (B) retain the employment of any particular employee or the services of any particular independent contractor. Seller shall (i) retain and be solely responsible for all employee Liabilities relating to Facility Employees who do not become Transferred Employees, including Facility Employees who do not accept an offer of employment by Purchaser, and all employee Liabilities relating to Transferred Employees that arise from or relate to any event, circumstance or condition occurring or existing during the time period in which they were employed by Seller or its Affiliates (regardless of when such Liabilities are asserted), including any such Liabilities that arise as the result of termination of employment or services with Seller and (ii) comply with all applicable Laws relating to the termination of service of any Facility Employees.
7.5Bulk Transfer Laws. Purchaser acknowledges that Seller has not taken, and does not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Purchaser hereby waives compliance by Seller with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions.
7.6Litigation Support. Following the Closing, Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall reasonably cooperate with each other in the defense or settlement of any Liabilities involving the Purchased Assets or CDMO Operations for which the other Party has responsibility under this Agreement by providing the other Party and such other Party’s legal counsel reasonable access to employees, records, documents, data, equipment, facilities, products, parts and other information regarding the Purchased Assets and the CDMO Operations as such other Party may reasonably request, to the extent maintained or under the possession or control of the requested Party; provided, however, that such access shall not unreasonably interfere with Purchaser’s or its Affiliates’, or Seller’s or its Affiliates’, as the case may be, respective businesses; and provided further that any Party may restrict the foregoing access to the extent that (i) such restriction is required by applicable Law, (ii) such access or provision of information would result in a violation of confidentiality obligations to a third party or (iii) disclosure of any such information would result in the loss or waiver of the attorney-client privilege. The requesting Party shall reimburse the other Party for its reasonable out-of-pocket expenses paid to third parties in performing its obligations under this Section 7.6.
7.7Wrong-Pocket.
(a)Subject to Section 2.2, for a period of 12 months after the Closing Date, if either Purchaser or Seller becomes aware that any of the Purchased Assets has not been transferred to or placed in the possession of Purchaser or that any of the Excluded Assets has been transferred to or is in the possession of Purchaser, it shall promptly notify the other, and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, at the requesting Party’s expense and with any necessary prior third-party approval, consent or waiver (which Parties shall use commercially reasonable efforts to obtain), to (i) Purchaser, in the case of any Purchased Asset which was not transferred at the Closing, or (ii) Seller, in the case of any Excluded Asset which was transferred at the Closing, or, at Seller’s election, such Excluded Asset may be deleted or destroyed as set forth in Section 7.7(b). For a period of 12 months following the Closing, each Party shall execute and deliver, or cause to be executed and delivered, to the other Party, at the requesting Party’s expense, such other instruments of assignment and assumption as the requesting Party may reasonably request or as may be otherwise necessary to evidence the transfer of the Purchased Assets to Purchaser and Excluded Assets to Seller and the assumption of the Assumed Liabilities by Purchaser.
(b)If, following the Closing Date, Purchaser becomes aware of any documents, standard operating procedures, materials or other information in its possession that is not a Purchased Asset, Purchaser shall, and shall cause its Affiliates to, subject to Purchaser’s obligation to transfer such Excluded Assets to Seller as set forth in Section 7.7(a), destroy or delete any copies of such documents, standard operating procedures, materials or other information as soon as practicable and at Purchaser’s sole expense.
(c)If, following the Closing Date, Purchaser becomes aware of any instance of any Software in its possession that is owned by or licensed to Seller or any of its Affiliates and that is not licensed to Purchaser or any of its Affiliates, Purchaser shall, and shall cause its Affiliates to, at Purchaser’s election (i) immediately cease any use of such Software and delete such instances of Software or (ii) obtain a license to such Software, in each case ((i)-(ii)) as soon as practicable.
7.8Payments To or From Third Parties. If, after the Closing, either Party shall receive any payments or other funds due to the other Party pursuant to the terms of this Agreement, then the Party receiving such funds shall promptly forward such funds to the proper Party. No Party shall have any right of set-off or may withhold funds required to be paid to the other Party under this Section 7.8.
7.9Excluded Records. Purchaser acknowledges and agrees that (a) it is not acquiring any right, title or interest (including any license rights or rights of use) in, to or under any Excluded Records to the extent inadvertently included or embedded in the Facility Books, Documents and Records or other Purchased Assets and (b) it shall not, and shall cause its Affiliates not to, attempt to reconstruct, assemble, recompile, reverse engineer or otherwise access copies of any such Excluded Records.
7.10Insurance. As of the Closing Date, the coverage under all insurance policies related to the Purchased Assets, the CDMO Operations and the Facility Employees shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Purchaser. Purchaser agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Purchased Assets, the CDMO Operations and the Facility Employees covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of Seller or any of its Affiliates that may provide coverage for claims relating in any way to the Purchased Assets, the CDMO Operations or the Facility Employees prior to the Closing.

7.11Tax Matters.
(a)Cooperation. After the Closing, each of Purchaser and Seller shall (and shall cause their respective Affiliates to):
(i)assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing, and which the preparing Party has a commercially reasonable reason for requesting the other Party’s assistance;
(ii)cooperate fully in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns that relate to the Purchased Assets or the CDMO Operations (other than any such Tax Returns with respect to income or income Taxes);
(iii)make available to the other and to any Taxing Authority as reasonably requested all information, records and documents relating to Taxes imposed with respect to the Purchased Assets or the CDMO Operations (other than any such information, records or documents relating to income Taxes or income Tax Returns);
(iv)furnish the other Party with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Tax for which such other Party may be liable; and
(v)timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Transfer Taxes.
(b)Notwithstanding the foregoing Section 7.11(a), (or any other provision in this Agreement), in no event shall Seller or Purchaser (or any of their respective Affiliates) be required to provide any consolidated, combined, unitary or other similar Tax Return to the other Party.
(c)Contests. Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any of its Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to Seller or any of its Affiliates or relating to a Tax for which Seller may be liable pursuant to this Agreement. Seller shall have the right to represent its interests in and control any Tax audit or administrative or court proceeding relating to Seller or any of its Affiliates or relating to a Tax for which Seller may be liable pursuant to this Agreement (a “Tax Proceeding”), and to employ counsel of Seller’s choice; provided, however, that to the extent any such Tax Proceeding relates to the Facility, the Purchased Assets or the CDMO Operations and (i) does not relate to income Taxes or (ii) could reasonably be expected to adversely affect Purchaser or any of its Affiliates, Seller shall (1) not settle or compromise any such Tax Proceeding without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), (2) keep Purchaser reasonably informed regarding the status of such Tax Proceeding, (3) provide Purchaser with a copy of all material submissions made to a Governmental Authority in connection with such Tax Proceeding and (4) provide Purchaser with copies of all material correspondence, notices and other written material received from any Governmental Authority with respect to such Tax Proceeding.
(d)Withholding Taxes. Each Party shall be permitted to withhold amounts from all amounts payable hereunder as required under applicable Laws, and all such withheld amounts shall be treated as paid to the Person in respect of whom such withholding applied for all purposes of this Agreement. Purchaser shall deliver to Seller written notice of Purchaser’s intent to withhold (stating the basis for such withholding under applicable Law) no later than five (5)

days prior to the payment with respect to which Purchaser believes withholding applies; provided, however, that no such notice shall be required with respect to any compensatory payments or Seller’s failure to deliver IRS Form W-9 pursuant to Section 3.2(a)(i). Furthermore, each Party shall reasonably cooperate to reduce the amount of withholding Taxes imposed on amounts payable hereunder, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes.
(e)Straddle Period Taxes. For purposes of this Agreement, Property Taxes and other Taxes on the Purchased Assets or the CDMO Operations that are calculated on an annual or periodic basis for any Straddle Period shall be prorated on a per diem basis between a portion of such period beginning on or before and ending on the Closing Date and a portion of such period beginning after and ending after the Closing Date. With respect to any other Taxes imposed on the Purchased Assets or the CDMO Operations with respect to any Straddle Period, such Taxes shall be allocated on a “closing of the books” basis as two partial periods, one ending on the Closing Date and the other beginning immediately after the Closing Date.
(f)Property Taxes. Without limitation of each Party’s rights and obligations under this Agreement, Seller shall be responsible for all Property Taxes allocated to a Pre-Closing Tax Period and Purchaser shall be responsible for all Property Taxes allocated to a Post-Closing Tax Period. Seller, on the one hand, or Purchaser, on the other hand, as the case may be, shall provide reimbursement for any Property Taxes payable or paid by one Party, all or a portion of which is the responsibility of the other Party in accordance with the terms of this Section 7.11(f). Not later than 30 days prior to the payment of any such Property Taxes, the Party paying such Property Taxes shall give notice to the other Party of the Property Taxes payable and the portion which is the liability of each Party, although failure to do so will not relieve the other Party from its liability hereunder.
7.12Assistance with Financial Reporting. For a period of five annual accounting periods after the Closing, Purchaser shall use its commercially reasonable efforts to provide reasonable assistance to Seller, during normal business hours and upon reasonable advance notice, in connection with any financial reporting obligations of Seller at Seller’s sole cost and expense, in each case, related to the Purchased Assets or the CDMO Operations during any period prior to the Closing.
7.13Shared Contracts.
(a)Non-Transferred Shared Contracts. With respect to each of the Non-Transferred Shared Contracts, unless the Parties otherwise agree in writing, prior to the Closing and for a period of 12 months following the Closing, the Parties shall cooperate with each other and use their commercially reasonable efforts to cause the counterparty to each such Shared Contract to (i) enter into an agreement with Purchaser or one or more of its Affiliates, to be effective as of the Closing Date (or as soon as reasonably possible following the Closing Date, if the counterparty to such Shared Contract has not entered into such agreement as of the Closing Date), providing for the assets, services, rights or benefits provided by such counterparty with respect to the Purchased Assets or the CDMO Operations pursuant to such Shared Contract to be provided to Purchaser and (ii) release Seller and any applicable Affiliates from any and all obligations and/or Liabilities applicable to the Purchased Assets or CDMO Operations under such Shared Contract effective as of the Closing Date (or as soon as reasonably possible following the Closing Date, if such release has not been obtained as of the Closing Date); provided, however, nothing in this Section 7.13 shall be deemed to require Seller, Purchaser or any of their respective Affiliates to make any payments to such counterparty, offer or grant any accommodation (financial or otherwise) to such counterparty (including agreeing to any indemnification obligation or guarantee), institute any Action to obtain any such approval, consent, waiver, release, substitution, amendment or new contract or to assign or assume any Shared Contract or portion of such Shared Contract.

(b)Transferred Shared Contracts. With respect to each of the Transferred Shared Contracts (other than Legacy Contracts), unless the Parties otherwise agree in writing, prior to the Closing and for a period of 12 months following the Closing, the Parties shall cooperate with each other and use their commercially reasonable efforts to cause the counterparty to each such Shared Contract to (i) enter into an agreement with Seller or one or more of its Affiliates, to be effective as of the Closing Date (or as soon as reasonably possible following the Closing Date, if the counterparty to such Shared Contract has not entered into such agreement as of the Closing Date), providing for the assets, services, rights or benefits provided by such counterparty with respect to the Excluded Assets or the business and operations of Seller and its Affiliates (for the avoidance of doubt, other than the CDMO Operations) pursuant to such Shared Contract to be provided to Seller and (ii) release Purchaser and any applicable Affiliates from any and all obligations and/or Liabilities applicable to the Excluded Assets or the business and operations of Seller and its Affiliates (for the avoidance of doubt, other than the CDMO Operations) under such Shared Contract effective as of the Closing Date (or as soon as reasonably possible following the Closing Date, if such release has not been obtained as of the Closing Date); provided, however, nothing in this Section 7.13 shall be deemed to require Seller, Purchaser or any of their respective Affiliates to make any payments to such counterparty, offer or grant any accommodation (financial or otherwise) to such counterparty (including agreeing to any indemnification obligation or guarantee), institute any Action to obtain any such approval, consent, waiver, release, substitution, amendment or new contract or to assign or assume any Shared Contract or portion of such Shared Contract.
(c)With respect to each Shared Contract, after the Closing and until such time as Section 7.13(a)(i) or Section 7.13(b)(i), as applicable is satisfied, each Party shall, at the request of the other Parties hereto (unless the Parties otherwise agree in writing), use commercially reasonable efforts to cooperate with each other in any reasonable arrangements compliant with applicable Law designed to provide (i) Purchaser the benefits of use of any such Shared Contract with respect to the Purchased Assets or the CDMO Operations, and the burdens, liabilities, costs, expenses and obligations with respect thereto and (ii) Seller the benefits of use of any such Shared Contract with respect to the Excluded Assets or the business and operations of Seller and its Affiliates (for the avoidance of doubt, other than the CDMO Operations), and the burdens, liabilities, costs, expenses and obligations with respect thereto.
7.14Legacy Contracts. With respect to each of the Legacy Contracts (defined below), prior to the Closing and for a period of 12 months following the Closing, the Parties shall cooperate with each other and use their commercially reasonable efforts to negotiate with the counterparty to amend or terminate the Legacy Contracts to reduce the amount of Legacy Costs (defined below) thereunder; provided, however, that (i) neither Party nor any of its Affiliates shall be required to pay money to any third party, commence any Action or offer or grant any accommodation (financial or otherwise) to any third party and (ii) to the extent the foregoing shall require any action by Seller or any of its Affiliates that would, or would continue to, materially and adversely affect the CDMO Operations after the Closing, such action shall require the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed; provided that it will be reasonable for Purchaser to withhold consent to the extent Purchaser or any of its Affiliates is required to perform any action, grant any right or pay any additional fee). Any Legacy Costs shall be borne 50% by Purchaser and 50% by Seller. If Seller or Purchaser determines (in its respective sole reasonable discretion and in good faith) that it is required by the Legacy Contract to pay any Legacy Costs, then such Party shall pay such Legacy Costs, and the other Party shall, subject to receipt of reasonably satisfactory evidence of the paying Party’s payment thereof, promptly reimburse the paying Party for 50% of the Legacy Costs. “Legacy Contracts” shall mean the Contracts set forth on Schedule 7.14. “Legacy Costs” shall mean the amount of Liability under the Legacy Contracts to be incurred by either Party from the Closing until the end of the current term of such Legacy Contract. Notwithstanding anything to the contrary herein, Seller’s liability under this Section

7.14 shall not exceed 50% of the Legacy Costs, determined under the Legacy Contracts as in effect at the Closing.
7.15Use of Trademarks.
(a)Neither Seller nor any of its Affiliates is conveying ownership rights with respect to any Trademarks of Seller or any of its Affiliates (collectively, the “Retained Names and Marks”).
(b)Subject to the limited transition license set forth in Section 7.15(c) below, promptly following the Closing Date (but in any event prior to use with or on behalf of a third party), except as expressly authorized in the Manufacturing and Supply Agreement or the Transition Services Agreement, Purchaser shall, and shall cause its Affiliates to, (i) cease and discontinue any and all uses of the Retained Names and Marks as a trademark, (ii) remove, destroy or irrevocably strike over the labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of the Closing Date that bear any Retained Names and Marks, except in connection with those documents and materials retained by Purchaser for historical and record keeping purposes and (iii) remove all Retained Names and Marks from all assets, packaging materials, websites, email and other online materials and from all signage and other displays.
(c)Notwithstanding the foregoing, Seller hereby grants to Purchaser, effective as of the Closing Date, a limited, personal, nonexclusive, royalty-free transition license for sixty (60) days after the Closing Date to continue to use the Retained Names and Marks existing as of the Closing Date, on the existing Inventory and existing marketing materials and other existing materials for the sale of the Inventory, in each case, in the same manner in which the Retained Names and Marks are used immediately prior to the Closing Date. No new use of the Retained Names and Marks shall be made by Purchaser, and Purchaser shall in any event as promptly as practicable transition away from all public-facing and new internal use of the Retained Names and Marks after the Closing Date and shall use commercially reasonable efforts to transition away from all other use of the Retained Names and Marks after the Closing Date (provided that no such use shall be permitted under this Section 7.15(c) following the date that is 180 days after the Closing Date). Such limited transition license shall terminate sixty (60) days after the Closing Date regardless of whether or not any Inventory or related materials branded with Retained Names and Marks remains in Purchaser’s inventory. All use of the Retained Names and Marks as permitted hereunder shall inure solely to the benefit of Seller. Purchaser shall be solely responsible for all costs and expenses associated with re-branding, marking or covering up (e.g. through applications of stickers) of Inventory and related materials with Intellectual Property that does not include, is not identical to and is not confusingly similar to, any of the Retained Names and Marks.
(d)Purchaser acknowledges that a violation of this Section 7.15 would cause Seller and its Affiliates harm which may not be adequately compensated for by money damages. Purchaser therefore agrees that in the event of any actual or threatened violation of this Section 7.15, Seller and its Affiliates shall be entitled, in addition to other remedies that it or any of them may have, to seek a temporary restraining order or preliminary or final injunctive relief against Purchaser or such Affiliate of Purchaser to prevent any violations of this Section 7.15, without the necessity of posting a bond.
7.16Representations and Warranties Insurance. Prior to the Closing, Purchaser will (a) pay or cause to be paid all premiums, retention, underwriting costs, due diligence fees, brokerage or placement fees, premium Taxes and any other fees, costs or expenses incurred, paid or payable in connection with obtaining the RWI Policy and (b) take all steps and other actions required to bind the coverage under the RWI Policy on or prior to Closing. Purchaser shall cause the RWI Policy to contain at all times provisions pursuant to which the insurer(s) thereunder shall waive any right of subrogation, claims in contribution, rights acquired by assignment, or otherwise, that they may have (and Seller and each Seller Related Party shall be express third-party beneficiaries of such provisions), and prohibiting the insurer(s) thereunder from making or bringing such claim, suit or other proceeding, against Seller or any Seller Related Party, except, but solely against Seller, in the case of Fraud by Seller. Purchaser shall not, nor shall it permit any insured policyholder under the RWI Policy to, amend or waive the RWI Policy in any manner that would allow the insurer(s) thereunder to subrogate or otherwise make or bring any Action against Seller, any of its Seller Related Parties without the prior written consent of Seller (in its sole discretion), except, but solely against Seller, in the case of Fraud by Seller. Purchaser shall take all actions reasonably necessary to cause all Closing and post-Closing deliverables under the RWI Policy to be delivered as promptly as possible at or after the Closing and shall deliver a copy of the final, issued RWI Policy to Seller promptly after issuance. The Parties acknowledge and agree that the failure by Purchaser to obtain or maintain the RWI Policy shall not in any manner increase any liability of Seller or the other Seller Related Parties, including if (x) the RWI Policy is disputed, invalidated or deemed ineffective, in whole or in part, (y) the coverage provided under the RWI Policy is denied, disputed, exhausted or otherwise made unavailable to Purchaser or any of its Affiliates or any other insured thereunder, in whole or in part or (z) there is otherwise an absence of coverage thereunder for any reason, including due to exclusions. The provision of this Section 7.16 shall not apply if Purchaser decides in its sole discretion not to procure the RWI Policy.
7.17Intracompany Balances Cancelled. At or prior to the Closing, Seller shall cause all Intracompany Balances to be forgiven, cancelled, offset or contributed as capital, without any Loss or Liability to Purchaser or any of its Affiliates.
7.18Sublease Matters. In connection with the Sublease and the transactions contemplated thereby, Seller covenants and agrees as follows:
(a)During the Interim Period, Seller shall reduce the number of Seller’s employees and other personnel who are working at or occupying the Leased Real Property to no more than [*****] (other than Facility Employees and Facility Contractors located at the Facility) as of the Closing Date (unless otherwise agreed to in writing by the Parties, which approval shall not be unreasonably withheld, conditioned or delayed).
(b)Prior to the Closing, Seller shall use commercially reasonable efforts to configure the Card Key System to reflect the access rights of each party under the Sublease, including (i) restricting access to the Exclusive Subleased Premises and Shared Space, as applicable (each, as defined in the Sublease) to the Subtenant’s employees and agents, and (ii) providing Purchaser’s employees access to the Remaining Premises (as defined in the Sublease) and Shared Space (as defined in the Sublease), so that the Card Key System is properly configured and operational as of the Closing Date.
7.19Specified Repairs. During the Interim Period, Seller shall use commercially reasonable efforts to complete the Specified Repair. Notwithstanding anything to the contrary herein, in any schedule hereto or in the Disclosure Letter, all expenses, costs and Liabilities arising from or relating to the Specified Repair shall be borne solely by Seller, regardless of whether the Specified Repair was completed prior to, on, or after the Closing Date. Seller will use commercially reasonable efforts to consult with Purchaser with respect to Seller or its Affiliates’ entry into any Contract in connection with the Specified Repair following the date hereof, including considering in good faith the reasonable comments of Purchaser.
8.Termination
8.1Termination. This Agreement may be terminated at any time prior to the Closing:
(a)by written agreement of Purchaser and Seller;

(b)by Purchaser, by giving written notice of such termination to Seller, if (i) any one or more of the representations or warranties of Seller contained in Article 5 shall prove to have been or becomes inaccurate (other than a breach in connection with or related to any of the matters described in the Specified Matter) or (ii) Seller shall be in material breach of its agreements and obligations contained in this Agreement and, in the case of each of clause (i) and (ii) , such inaccuracy or breach (A) would give rise, if continuing on the Closing Date, to the failure of any of the conditions set forth in Section 4.2 and (B) cannot be or has not been cured by the earlier of: (x) the date that is 30 days after written notice thereof is given by Purchaser to Seller and (y) the Outside Date;
(c)by Seller, by giving written notice of such termination to Purchaser, if (i) any one or more of the representations or warranties of Purchaser contained in Article 6 shall prove to have been or becomes inaccurate or (ii) Purchaser shall be in material breach of its agreements and obligations contained in this Agreement and, in the case of each of clause (i) and (ii), such inaccuracy or breach (A) would give rise, if continuing on the Closing Date, to the failure of any of the conditions set forth in Section 4.3, and (B) cannot be or has not been cured by the earlier of: (x) the date that is 30 days after written notice thereof is given by Seller to Purchaser and (y) the Outside Date;
(d)by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to August 9, 2026 (as such date may be extended pursuant to the terms of this Section 8.1(d) or by written agreement of Purchaser and Seller, the “Outside Date”); provided that neither Party may terminate this Agreement pursuant to this Section 8.1(d) if the failure to consummate the Closing by the Outside Date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement; provided, further, that if the condition set forth under Section 4.1(a) has not been satisfied or waived by the Outside Date solely as a result of the Specified Matter, and all other conditions set forth in Article IV have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then solely with respect to Seller’s right to terminate this Agreement pursuant to this Section 8.1(d), the Outside Date will automatically be extended until the Closing Date and the Parties shall immediately proceed to effectuate the Closing in accordance with Section 3.1 once all conditions to Closing set forth in Article IV (including Section 4.1(a)) (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied or waived; provided, further, that, following any extension of the Outside Date pursuant to the immediately preceding proviso, upon the completion of the Specified Matter (including each of the elements described in clauses (a) through (d) of the Specified Matter), the Outside Date with respect to Seller shall automatically be deemed to be the fifth Business Day following the date on which Seller notifies Purchaser that the Specified Matter has occurred; or
(e)by either Purchaser or Seller, by giving written notice of such termination to the other Party, if any court of competent jurisdiction or other Governmental Authority with competent jurisdiction shall have issued a Law or Governmental Order permanently making illegal, enjoining or prohibiting the consummation of the Transactions and such Law or Governmental Order shall have become final and nonappealable.
(f)by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Specified Matter shall have occurred.

8.2Effect of Termination.
(a)In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect (other than as expressly provided in this Section 8.2) and no Party shall have Liability to the other Party or their respective Affiliates, directors, officers or employees for any continuing obligations hereunder after the date of such termination; provided, however, that (i) no such termination shall relieve any Party of any Liability to the other Party resulting from any breach of this Agreement (including any such breach of a representation or warranty hereunder, other than related to the Specified Matter) that occurred prior to such termination; and (ii) the obligations of the Parties contained in this Section 8.2 and in Sections 7.1 (Information and Documents; Notification of Certain Matters), 9.1(e)(vii) (Indemnity for Specified Matter), 9.2 (Notices), 9.10 (Public Disclosure), 9.11 (Expenses) and 9.13 (Governing Law; Jurisdiction; No Jury Trial) hereof and Schedule 8.1(f) shall survive the termination of this Agreement.
(b)Except as set forth in Schedule 8.1(f), in the event of the termination of this Agreement in accordance with Section 8.1 and at such time any Party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that any other party may have hereunder or otherwise under applicable Law. The damages recoverable by the non-defaulting Party shall include all attorneys’ fees reasonably incurred by such Party in connection with the Transactions.
(c)In the event of the termination of this Agreement in accordance with Section 8.1: (i) Purchaser shall return to Seller all documents and other material received by Purchaser, its Affiliates and their respective representatives from Seller, any of its Affiliates or any of their respective representatives relating to the Transactions, whether so obtained before or after the execution hereof, (ii) Seller shall return to Purchaser all documents and other material received by Seller, its Affiliates and their respective representatives from Purchaser, any of its Affiliates or any of their respective representatives relating to the Transactions, whether so obtained before or after the execution hereof, and (iii) all Proprietary Information (as defined in the Confidentiality Agreement) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.
9.Miscellaneous
9.1Survival; Certain Waivers; Mutual Indemnification
(a)The Parties, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties in this Agreement and in any certificate or other document delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party in respect thereof, (ii) the covenants in this Agreement only requiring performance prior to the Closing shall, in each case, survive the Closing for a period of ninety (90) days following the Closing Date, solely for purposes of enforcing any breach thereof occurring prior to the Closing, and shall thereafter terminate and not survive for any purpose, and (iii) the covenants in this Agreement that contemplate performance after the Closing or expressly by their terms survive the Closing shall survive the Closing for the period set forth therein, or, if no period is specified, until fully performed in accordance with their respective terms and shall thereafter terminate and not survive for any purpose, provided that in the case of clause (ii) and (iii), any claim for breach of any such covenant timely asserted in writing in accordance with Section 9.1(f) prior to the expiration of the applicable survival period shall survive until finally resolved.

(b)The Parties acknowledge and agree that this Section 9.1 is expressly intended to limit an otherwise applicable statute of limitations under applicable Law and waives the statute of limitations under such Law to the extent such statute of limitations period exceeds the periods described in this Section 9.1.
(c)Each of the Parties acknowledges and agrees that, regardless of whether Purchaser obtains an RWI Policy (and regardless of whether any RWI Policy it obtains is sufficient to cover the applicable losses), from and after the Closing, neither Purchaser nor any Affiliate thereof or any Purchaser Related Party, shall have any remedy at law, in equity or otherwise, arising out of, or related to, any inaccuracy, breach, misstatement, misrepresentation or omission of any representation and warranty by or regarding Seller contained in this Agreement or in any certificates delivered with respect hereto or thereto, and Purchaser and its Affiliates, the Purchaser Related Parties and the insurers under any such RWI Policy shall have no recourse against any Seller Related Party with respect thereto, except, but solely against Seller, in the case of Fraud by Seller. Purchaser expressly waives any other rights or remedies Purchaser may have with respect to the foregoing, whether in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which such entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute that limits the effects of a release with respect to unknown claims). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit, impair or release any claims for Fraud.
(d)Subject to the provisions of this Section 9.1, from and after the Closing, Purchaser agrees to indemnify Seller, its Affiliates, their successors and assigns and any of their respective agents, employees, representatives, officers and directors (the “Seller Indemnified Parties”) against, and hold the Seller Indemnified Parties harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any Losses directly arising from:
(i)all Assumed Liabilities;
(ii)all Liabilities (including Environmental Liabilities) arising out of, or relating to, any Purchased Asset or the CDMO Operations to the extent arising from events, conditions or circumstances first occurring after the Closing;
(iii)all Liabilities for (A) Taxes arising from the Purchased Assets or CDMO Operations for any Post-Closing Tax Period (as determined for any Straddle Period in accordance with Section 7.11(e) and 7.11(f)), and (B) Transfer Taxes allocable to Purchaser pursuant to Section 2.10;
(iv)all Liabilities arising out of or relating to (A) the employment or termination of employment of any Transferred Employee by Purchaser or any of its Affiliates, or the engagement or termination of any Facility Contractor by Purchaser or any of its Affiliates, in each case, on or after the Closing, and (B) any failure by Purchaser or any of its Affiliates to comply with its obligations under Section 7.4, including any Liabilities arising out of or relating to the termination of employment of any Facility Employee or the termination of any Facility Contractor by Seller or any of its Affiliates as a result of such failure;
(v)all Liabilities exclusively arising out of, or exclusively relating to, the Purchased Assets or the CDMO Operations, in each case to the extent relating to periods from and after the Closing (including any such Liabilities arising from or in connection with the ownership, use or operation of the Purchased Assets or the conduct of the CDMO Operations from and after the Closing); and

(vi)any breach by Purchaser of any covenant contained in this Agreement, which has not terminated in accordance with Section 9.1(a).
(e)Subject to the provisions of this Section 9.1, from and after the Closing (and, solely with respect to Section 9.1(e)(vii), from and after the date hereof), Seller agrees to indemnify Purchaser, its Affiliates, their successors and assigns and any of their respective agents, employees, representatives, officers and directors (the “Purchaser Indemnified Parties”) against, and hold the Purchaser Indemnified Parties harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any Losses directly arising from:
(i)all Excluded Liabilities;
(ii)all Liabilities (including Environmental Liabilities) arising out of, or relating to, any Excluded Asset or the CDMO Operations to the extent arising from events, conditions or circumstances first occurring prior to the Closing;
(iii)all Liabilities for Excluded Taxes;
(iv)all Liabilities arising out of or relating to the employment or termination of employment of any Transferred Employee by Seller or any of its Affiliates, or the engagement or termination of any Facility Contractor by Seller or any of its Affiliates, in each case, prior to the date such employee ceases to be employed by Seller or any of its Affiliates;
(v)all Liabilities exclusively arising out of, or exclusively relating to, the Purchased Assets or the CDMO Operations, in each case to the extent relating to periods prior to the Closing (including any such Liabilities arising from or in connection with the ownership, use or operation of the Purchased Assets or the conduct of the CDMO Operations prior to the Closing);
(vi)any breach by Seller of any covenant contained in this Agreement, which has not terminated in accordance with Section 9.1(a); and
(vii)all Liabilities consisting solely of documented out-of-pocket costs, fees and expenses incurred Purchaser arising out of or relating (a) to the Specified Matter, (b) any Action relating to the Specified Matter or (c) any third party Action which seeks to effectuate clause (a) of the Specified Matter, provided, that the aggregate amount of all Liabilities recoverable under this Section 9.1(e)(vii) shall not exceed $1,000,000.
(f)Notwithstanding anything to the contrary in this Agreement, (i) in no event shall any Indemnifying Party be liable to any Indemnified Party for any consequential, special, exemplary, incidental or punitive damages, lost profits, loss of future revenue, or diminution in value arising out of or relating to any claim for indemnification under Section 9.1(d) or Section 9.1(e), except, in each case, to the extent such damages are awarded to a third party in connection with a Third Party Claim and (ii) no Indemnifying Party shall be liable for any Losses to the extent such matter was expressly taken into account in the calculation of the Final Adjustment Amount or any component of the Purchase Price pursuant to Section 2.7, and no Party shall be entitled to recover more than once in respect of the same Loss. Any Losses recoverable under this Section 9.1 shall be net of any insurance proceeds, indemnity, contribution or similar recovery actually received by the Indemnified Party from a third party with respect to such Loss (net of the reasonable out-of-pocket costs of collection, deductibles, retentions, premium increases and Taxes attributable thereto). If the Indemnified Party receives any such recovery after having been indemnified for the related Loss, the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such recovery, net of the items described in the preceding sentence, to the extent of the indemnification payment previously received.
(g)At any time that an Indemnified Party desires to claim a Loss (a “Liability Claim”), that it believes is or may be indemnifiable hereunder, such Indemnified Party will deliver a notice of such Liability Claim (a “Claims Notice”) to the other Party. A Claims Notice shall describe the Liability Claim in reasonable detail and indicate the amount of Losses (estimated, if necessary and to the extent feasible) that have been or may be paid, suffered or sustained by such Indemnified Party. If the amount of a Loss is not determinable as of the date of delivery of a Claims Notice, then the Indemnified Party may deliver a Claims Notice stating the maximum amount of Losses that such Indemnified Party in good faith estimates or anticipates that the Indemnified Party may sustain. Such provision of an estimated or anticipated amount of Loss will in no event limit or otherwise adversely affect the Losses recoverable or recovered by the Indemnified Party. No delay in or failure to give a Claims Notice will adversely affect any of the rights or remedies that the Indemnified Party may have hereunder or alter or relieve the Indemnifying Party of its obligations hereunder, except and to the extent (and only to the extent) that such delay or failure has actually and materially prejudiced the Indemnifying Party.
(h)Purchaser and Seller shall negotiate in good faith to determine the amount, if any, required to be indemnified by the Indemnifying Party hereunder. If, and only if, no such agreement can be reached after good faith negotiation and within thirty (30) days after delivery of a Claims Notice (or such longer period as mutually agreed between the Parties), either the Indemnified Party or the Indemnifying Party may bring an Action against the other to resolve the dispute in accordance with the terms of this Agreement. Promptly following the final resolution of such dispute, to the extent Losses are recoverable by the Indemnified Party from the Indemnifying Party, the Indemnifying Party will promptly, and in no event later than five (5) Business Days after the Indemnifying Party is notified of the final resolution of any dispute, pay by wire transfer to the Indemnified Party immediately available funds equal to the aggregate amount of Losses determined, except that if the final resolution provides for the payment of the Losses in another manner, the Indemnifying Parties will make payment of the Losses according to the final resolution.
(i)If an Indemnified Party seeks indemnification hereunder with respect to any pending or threatened Action, or written claim or demand, by a third party against such Indemnified Party (a “Third-Party Claim”), the Indemnified Party shall deliver to the Indemnifying Party a Claims Notice in respect of such Third-Party Claim, specifying, to the extent then known by such Indemnified Party, the amount of such Third-Party Claim (estimated, if necessary and to the extent feasible), including the nature and basis of such claim and all relevant material facts and circumstances relating thereto. If the amount of Losses is not determinable as of the date the Claims Notice in respect of such Third-Party Claim is being provided, then the Indemnified Party may deliver a Claims Notice stating the maximum amount of Losses that the Claiming Person in good faith estimates or anticipates that the Indemnified Party may sustain. Such provision of an estimated or anticipated amount of Loss will in no event limit or otherwise adversely affect the Losses recoverable or recovered by an Indemnified Party. Delay in or failure to give such written notice, or provide any other notices or documents, to the Indemnifying Party shall not adversely affect any of the rights or remedies that the Indemnified Party has under this Agreement or alter or relieve the Indemnifying Party of its obligations to indemnify the Indemnified Party, except and to the extent that such delay or failure has actually and materially prejudiced the Indemnifying Parties. The Indemnifying Party shall have the right, at its expense and by written notice to the Indemnified Party within thirty (30) days after receipt of such Claims Notice in respect of such Third Party Claim, to assume and control the defense and settlement of such Third Party Claim with counsel of its choosing. The Indemnified Party may participate in such defense with its own counsel at its own expense. The Indemnifying Party may consent to a settlement or compromise, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of the Indemnified Party; provided, that such settlement (i) provides for the payment solely by the Indemnifying Party of money as the sole relief (other than customary releases, dismissals, covenants not to sue and confidentiality provisions), (ii) does not involve any injunctive or other equitable relief or finding or admission of any violation of Law or admission of any wrongdoing on the part of the Indemnified Party, and (iii) includes a full and unconditional release of the Indemnified Party. The Indemnified Party shall not settle any Third Party Claim for which it is entitled to indemnification without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). In case of any conflict between this Section 9.1(i) and Section 7.11(c), Section 7.11(c) shall control.
(j)Except as otherwise expressly set forth in (i) Section 2.7, (ii) any Ancillary Agreement, or (iii) the case of Fraud, from and after the Closing the rights of the Parties and their respective Affiliates to indemnification or reimbursement pursuant to this Section 9.1 and to adjustment pursuant to Section 2.7 shall constitute the sole and exclusive remedies of the Parties and their respective Affiliates for any and all Losses or other claims, whether in contract, tort or otherwise, arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party hereby waives, from and after the Closing, to the fullest extent permitted by Law, any and all other rights, remedies and causes of action for monetary damages or other monetary relief (including any claim for rescission), whether in contract, tort, strict liability or otherwise, arising out of or relating to this Agreement or the transactions contemplated hereby, except as expressly provided in the immediately preceding sentence. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall (i) affect, preclude or limit any rights, claims, or defenses made or available under the RWI Policy (and the terms of the RWI Policy will be given independent effect from the terms of this Agreement) or (ii) preclude a Party from bringing any action seeking specific performance or other equitable remedy to require any other Party to perform its obligations under this Agreement.
(k)The amount of any Losses payable under Section 9.1(e)(vii) shall be without duplication of any amounts payable under Schedule 8.1(f), and any costs or expenses payable under Section 9.1(e)(vii) shall reduce any amounts that become payable under Schedule 8.1(f) (if any) to the extent such amounts are paid by the Seller or its Affiliates pursuant thereto. The Purchaser shall use commercially reasonable efforts to mitigate any Losses payable under Section 9.1(e)(vii). The inclusion of Section 9.1(e)(vii), Schedule 8.1(f) or any other provision relating to the Specified Matter in this Agreement shall not constitute an admission, acknowledgment or agreement by Seller or any of its Affiliates that any action or authorization is or was required in connection with this Agreement, the Ancillary Agreements or the Transactions, or that any claim relating to the Specified Matter has merit.
9.2Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email and receipt is confirmed or no failure message is generated, when transmitted; (c) if sent by email on a day other than a Business Day and receipt is confirmed or no failure message is generated, on the Business Day following the date sent; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Parties):
to Seller:

MacroGenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850
Attention: General Counsel
Email:[***]
with required copies (which shall not constitute notice) to:
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attn: [***]
Email: [***]
to any Purchaser:
Bora Pharmaceuticals Co., Ltd.
6F., No. 2, Aly. 36, Ln. 26, Ruiguang Rd.
Neihu Dist., Taipei City 114, Taiwan (R.O.C.)
Attention:[***]
Email: [***]
with a copy to:
Jones Day
3161 Michelson Drive, Suite 800
Irvine, CA 92612
Attention:[***]
Email: [***]
9.3Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Purchaser and Seller, and (ii) in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
9.4Assignment. No Party may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other Parties, except that (i) Purchaser may, without such consent, assign its rights to acquire the Purchased Assets hereunder, in whole or in part, to one or more of its Affiliates and (ii) Seller may, without such consent, assign its rights and obligations hereunder, in whole or in part, to one or more of its Affiliates; provided, however, that no such assignment by Purchaser or Seller shall relieve Purchaser or Seller, as applicable, of any of its respective obligations hereunder.
9.5Access to Records After Closing.
(a)Subject to Section 7.11(b), for a period of seven years after the Closing Date and to the extent not prohibited or restricted by applicable Law, Seller and its representatives shall have reasonable access to (and rights to make copies of) the Facility Books, Documents and Records, any other books and records relating to the CDMO Operations or the Purchased Assets, and any personnel of Purchaser or an Affiliate of Purchaser with knowledge thereof, in each case, to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the CDMO Operations or ownership or control of the Purchased Assets, in each case prior to the Closing Date, or for any other reasonable purpose of Seller. Such access shall be afforded by Purchaser and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 9.5(a). If Purchaser or any Affiliate of Purchaser shall desire or be required by applicable Law to dispose of any of the books and records described in the first sentence of this Section 9.5(a) (including any Facility Books, Documents and Records) prior to the expiration of such seven-year period, Purchaser shall use reasonable efforts to, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Sellers may select.
(b)Subject to Section 7.11(b), for a period of seven years after the Closing Date and to the extent not prohibited or restricted by applicable Law, Purchaser and its representatives shall have reasonable access to all of the books and records relating to the CDMO Operations or the Purchased Assets which Seller or any Affiliate of Seller may retain after the Closing Date, and any personnel of Seller or an Affiliate of Seller with knowledge thereof. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Purchaser shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 9.5(b). If Seller or any Affiliate of Seller shall desire or be required by applicable Law to dispose of any of the books and records described in the first sentence of this Section 9.5(b) prior to the expiration of such seven-year period, Seller shall use reasonable efforts to, prior to such disposition, give Purchaser a reasonable opportunity, at Purchaser’s expense, to segregate and remove such books and records as Purchaser may select.
9.6Confidential Information. Each Party agrees that it shall, and shall cause its controlled Affiliates to (i) keep all Confidential Information confidential, (ii) not disclose or reveal any Confidential Information to any person other than its Affiliates and its and their representatives or advisors for the purpose of operating its business in the ordinary course or in connection with enforcing such Party’s rights or performing such Party’s obligations under this Agreement or any Ancillary Agreement or as otherwise expressly permitted hereunder (including under Section 9.5, Section 9.10 and Section 7.11) and (iii) not knowingly disclose any Confidential Information in a manner that would reasonably be expected to be detrimental to the other Party, in each case other than as required by applicable Law or with the prior written consent of the other Parties hereto.
9.7Entire Agreement. This Agreement, the Disclosure Letter, the exhibits and schedules referred to herein, the documents delivered pursuant hereto, including the Ancillary Agreements, and the Confidentiality Agreement contain the entire understanding of the Parties with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the Parties.
9.8Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.
9.9Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller or their respective successors or permitted assigns, any rights or remedies under or by reason of this Agreement.
9.10Public Disclosure. No Party shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the Ancillary Agreements or the existence of any arrangement between the Parties, without the prior written consent of the other Party whether or not named in such publicity, news release or other similar public announcement, except (a) Seller and its Affiliates and Purchaser and its Affiliates shall issue a joint press release in connection with the execution and delivery of this Agreement, (b) either Party may originate any such publicity, news release or other similar public announcement as may be necessary to comply with any applicable Law or the rules and regulations of any stock exchange upon which the securities of such Party or its Affiliates are listed, if any, or (c) as may otherwise be required by any other applicable Law; provided that in such event under clauses (b) and (c), the Party issuing such publicity, news release or other similar public announcement shall still be required to consult with the other Party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other Party to comment thereon and, after its release, shall provide the other Party with a copy thereof; provided, further, the requirements of this Section 9.10 shall not apply to any disclosure, (x) in connection with any dispute between the Parties or their respective Affiliates; (y) to such Party’s (or any of its Affiliates’) legal, accounting or financial advisors, who are subject to customary confidentiality obligations to such Party, to the extent reasonably necessary for such adviser to perform its legal, accounting or financial services, respectively, for such Party (or its Affiliates); or (z) to any of such Person’s Affiliates and their respective direct and indirect equity holders and limited partners, any bona fide actual or potential licensee, sublicensee or existing and potential investors, lenders and acquirers and the accountants, advisors and other professional representatives of any of the foregoing.
9.11Expenses. Except as otherwise expressly provided in this Agreement (including, for the avoidance of doubt, pursuant to Section 2.11), whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be borne by the Party incurring such expenses.
9.12Interpretation; Disclosure Letter. Articles, titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The schedules and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Any fact or item disclosed in any section of the Disclosure Letter shall be deemed to have been disclosed with respect to every other section in this Agreement to which such disclosure is reasonably apparent on its face. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any section of the Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any section of the Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.
9.13Governing Law; Jurisdiction; No Jury Trial.
(a)This Agreement (and any Action related thereto, including with respect to the negotiation, investigation, execution and/or compliance with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to principles of conflicts of laws.
(b)With respect to any Action relating to this Agreement, each Party expressly and irrevocably (i) consents and submits to the exclusive jurisdiction of each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such Action and (ii) waives any objection which it may have at any time to the laying of venue of any Action brought in any such court, waives any claim that such Action has been brought in an inconvenient forum and further waives the right to object, with respect to such Action, that such court does not have any jurisdiction over such Party.

(c)THE PARTIES HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
9.14Disclaimer of Warranties. Except for the representations and warranties expressly set forth in this Agreement (as modified by the Disclosure Letter) or in any certificate delivered pursuant to this Agreement, Seller and any of its stockholders or representatives or any other Person acting on their behalf make no, and shall not be deemed to have made any (and Purchaser hereby affirmatively disclaims reliance on any such other), representation or warranty, inducement, promise, agreement, assurance or statement to Purchaser upon which Purchaser is relying, or in connection with which Purchaser has made or will make any decisions concerning the Purchased Assets, including with respect to (i) any projections, forecasts, estimates or budgets provided or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or any forward-looking information provided to Purchaser or (ii) any other information or documents provided or made available to Purchaser or its counsel, accountants or advisors. Purchaser and its representatives and agents have made all inspections and investigations of the CDMO Operations and the Purchased Assets deemed necessary or desirable by Purchaser. Purchaser is purchasing the Purchased Assets based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates, other than those expressly set forth in this Agreement (as modified by the Disclosure Letter) or in any certificate delivered pursuant to this Agreement. There is no assurance that any projected or forecasted results will be achieved. Without limiting the foregoing, and except as expressly set forth in this Agreement (as modified by the Disclosure Letter) or any certificate delivered pursuant to this Agreement, Seller hereby specifically disclaims: (A) all warranties implied by Law arising out of or with respect to the execution of this Agreement, the Purchased Assets, including all implied warranties of merchantability, habitability or fitness for a particular purpose; and (B) any warranty, guaranty or representation, oral or written, past, present or future, of, as to, or concerning (1) the ownership, operation, management, leasing, use, condition, value or financial earning capacity of the Purchased Assets (or any portion thereof) or the CDMO Operations, (2) the permissibility, feasibility, or convertibility of all or any portion of the Purchased Assets for any particular use or purpose, or (3) the compliance of the Facility (or any portion thereof) or its operation with applicable Law. Purchaser acknowledges that none of Seller, its Affiliates nor their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors and representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by Seller or its representatives to Purchaser (including any of the information set forth in management presentations made available to Purchaser, its Affiliates or its representatives, in materials made available in any “data room,” (including the Data Room) financial projections or other projections, in “break out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or its representatives, whether orally or in writing, in materials prepared by or on behalf of Seller or its Affiliates in any other form) or any other information which is not expressly set forth in this Agreement (including the Disclosure Letter and the schedules and exhibits hereto) (including any delivered or made available pursuant to Section 7.1(a)), and none of Seller, its Affiliates or their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors and representatives or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from (i) the distribution of any such information to, or use of any such information by, Purchaser or any of its Affiliates, agents, consultants, accountants, counsel or other representatives or (ii) any errors in or omissions in any such information. Purchaser acknowledges and agrees that it is not relying, nor is it entitled to rely (and hereby disclaims reliance), upon any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement (as modified by the Disclosure Letter) or in any document delivered pursuant to this Agreement.

9.15Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that the obligations of the Parties to effect, on the terms and conditions set forth herein, the Closing hereunder (including the obligations set forth in Section 7.3) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, notwithstanding anything contained to the contrary in this Agreement, including, if applicable, under Section 8.2, the Parties shall be entitled to an injunction or injunctions to prevent such (and only such) breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement in the United States District Court for the District of Delaware or any Delaware State court sitting in the County of New Castle, this being in addition to any other remedy to which they are entitled at law or in equity, including money damages. If on the Outside Date, there is a pending action that has been brought by a party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 9.15, then, without further action, the Outside Date shall be automatically extended until the date that is five Business Days after the dismissal, settlement or entry of a final and non-appealable order with respect to such action.
9.16Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller or its Affiliates shall have any liability for any obligations or liabilities of Seller under this Agreement or of Seller and its applicable Affiliates under any Ancillary Agreements of or for any claim based on, in respect of, or by reason of, any of the Transactions.
9.17Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. This Agreement may be executed by PDF or by other means of electronic signature (including, e.g., DocuSign), and the exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format, shall in each case be sufficient to bind the Parties to the terms and conditions hereof.
9.18Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.
SELLER:
MacroGenics, Inc.
By:__________________
Name: Eric Risser
Title: President, Chief Executive Officer and Director

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.
PURCHASER:
BORA PHARMACEUTICALS CO., LTD.
[***]
BORA BIOLOGICS USA, LLC
[***]

[Signature Page to Asset Purchase Agreement]